Exhibit 99.2

IPERIONX LIMITED ACN 618 935 372

NOTICE OF ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held at the
Conference Room, Ground Floor, 28 The Esplanade, Perth WA 6000
on Friday, 25 November 2022 at 9:00am (AWST).

If the above arrangements with respect to the Meeting change, Shareholders will be updated via the ASX Market Announcements Platform.

This Notice should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser prior to voting.

Should you wish to discuss any matter please do not hesitate to contact the Company by telephone on +61 8 9322 6322

IPERIONX LIMITED
ACN 618 935 372

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the annual general meeting of shareholders of IperionX Limited (Company) will be held at the Conference Room, Ground Floor, 28 The Esplanade, Perth WA 6000 on Friday, 25 November 2022 at 9:00am (AWST) (Meeting).

If it becomes necessary or appropriate to make alternative arrangements to those detailed in this Notice, Shareholders will be updated via the ASX announcements platform and on the Company’s website at www.iperionx.com.

The Explanatory Memorandum provides additional information on matters to be considered at the Meeting. The Explanatory Memorandum and the Proxy Form form part of this Notice.

The Directors have determined pursuant to regulation 7.11.37 of the Corporations Regulations 2001 (Cth) that the persons eligible to vote at the Meeting are those who are registered as Shareholders on Wednesday, 23 November 2022 at 5:00pm (AWST).

The Company advises that a poll will be conducted for all Resolutions.

Terms and abbreviations used in this Notice (including the Explanatory Memorandum) are defined in Schedule 1.

AGENDA

Annual Report

To consider the Annual Report of the Company and its controlled entities for the year ended 30 June 2022, which includes the Financial Report, the Directors' Report and the Auditor's Report.

1	Resolution 1 – Remuneration Report

To consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following:

"That, pursuant to and in accordance with section 250R(2) of the Corporations Act and for all other purposes, approval is given by the Shareholders for the adoption of the Remuneration Report on the terms and conditions in the Explanatory Memorandum."

Voting Exclusion

A vote on this Resolution must not be cast:

(a)	by or on behalf of a member of the Key Management Personnel or a Closely Related Party of such member, regardless of the capacity in which the vote is cast; or

(b)	by a person appointed as a proxy, where that person is either a member of the Key Management Personnel or a Closely Related Party of such member.

However, a vote may be cast by such persons if the vote is not cast on behalf of a person who is excluded from voting on this Resolution, and:

(a)	the person is appointed as a proxy that specifies the way the proxy is to vote on this Resolution; or

(b)
the person is the Chairman and the appointment of the Chairman as proxy does not specify the way the proxy is to vote on this Resolution, but expressly authorises the Chairman to exercise the proxy even if this Resolution is connected with the remuneration of a member of the Key Management Personnel.

2	Resolution 2 – Re-election of Mr Vaughn Taylor as Director

To consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following:

"That, pursuant to and in accordance with Listing Rule 14.4, article 7.3(c) of the Constitution and for all other purposes, Mr Vaughn Taylor, Director, retires and being eligible pursuant to article 7.3(f) of the Constitution, is re-elected as a Director on the terms and conditions in the Explanatory Memorandum."

3	Resolution 3 – Issue of Options to Non-Executive Director Ms Lorraine Martin

To consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following:

"That, pursuant to and in accordance with Listing Rule 10.11, Chapter 2E of the Corporations Act, and for all other purposes, Shareholders approve the issue of up to 106,093 Options to Ms Lorraine Martin (and/or her nominee) on the terms and conditions in the Explanatory Memorandum."

Voting Exclusion

Listing Rules

The Company will disregard any votes cast in favour of this Resolution by or on behalf of Ms Lorraine Martin (and/or her nominee) and any other person who will obtain a material benefit as a result of the issue of the securities (except a benefit solely by reason of being a holder of ordinary securities in the Company) or an associate of those persons.

However, this does not apply to a vote cast in favour of this Resolution by:

(a)	a person as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with the directions given to the proxy or attorney to vote on this Resolution in that way; or

(b)
the Chairperson as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with a direction given to the Chairperson to vote on this Resolution as the Chairperson decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the Shareholder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting on this Resolution; and

(ii)	the Shareholder votes on this Resolution in accordance with the directions given by the beneficiary to the Shareholder to vote in that way.

Corporations Act

The Company will disregard any votes cast on this Resolution by or on behalf of Ms Lorraine Martin or any associate. However, a person described above may cast a vote on this Resolution if:

(a)	it is cast as a proxy appointed by writing that specifies how the proxy is to vote on the Resolution; and

(b)	it is not cast on behalf of the person or an associate of the person described in (a) above.

In accordance with section 250BD of the Corporations Act, a vote on this Resolution must not be cast by a person appointed as a proxy, where that person is either a member of the Key Management Personnel or a Closely Related Party of such member. However, a vote may be cast by such person if the vote is not cast on behalf of a person who is otherwise excluded from voting, and

(a)	the person is appointed as a proxy and the appointment specifies how the proxy is to vote; or

(b)
the person appointed as proxy is the Chairperson and the appointment does not specify how the Chairperson is to vote but expressly authorises the Chairperson to exercise the proxy even if the Resolution is connected with the remuneration of a member of the Key Management Personnel.

4	Resolution 4 – Issue of Options to Non-Executive Director Mr Vaughn Taylor

To consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following:

"That, pursuant to and in accordance with Listing Rule 10.11, Chapter 2E of the Corporations Act, and for all other purposes, Shareholders approve the issue of up to 106,093 Options to Mr Vaughn Taylor (and/or her nominee)on the terms and conditions in the Explanatory Memorandum."

Voting Exclusion

Listing Rules

The Company will disregard any votes cast in favour of this Resolution by or on behalf of Mr Vaughn Taylor (and/or his nominee) and any other person who will obtain a material benefit as a result of the issue of the securities (except a benefit solely by reason of being a holder of ordinary securities in the Company) or an associate of those persons.

However, this does not apply to a vote cast in favour of this Resolution by:

(a)	a person as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with the directions given to the proxy or attorney to vote on this Resolution in that way; or

(b)
the Chairperson as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with a direction given to the Chairperson to vote on this Resolution as the Chairperson decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the Shareholder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting on this Resolution; and

(ii)	the Shareholder votes on this Resolution in accordance with the directions given by the beneficiary to the Shareholder to vote in that way.

Corporations Act

The Company will disregard any votes cast on this Resolution by or on behalf of Mr Vaughn Taylor or any associate. However, a person described above may cast a vote on this Resolution if:

(a)	it is cast as a proxy appointed by writing that specifies how the proxy is to vote on the Resolution; and

(b)	it is not cast on behalf of the person or an associate of the person described in (a) above.

In accordance with section 250BD of the Corporations Act, a vote on this Resolution must not be cast by a person appointed as a proxy, where that person is either a member of the Key Management Personnel or a Closely Related Party of such member. However, a vote may be cast by such person if the vote is not cast on behalf of a person who is otherwise excluded from voting, and

(a)	the person is appointed as a proxy and the appointment specifies how the proxy is to vote; or

(b)
the person appointed as proxy is the Chairperson and the appointment does not specify how the Chairperson is to vote but expressly authorises the Chairperson to exercise the proxy even if the Resolution is connected with the remuneration of a member of the Key Management Personnel.

5	Resolution 5 – Issue of Options to Non-Executive Director Ms Melissa Waller

To consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following:

"That, pursuant to and in accordance with Listing Rule 10.11, Chapter 2E of the Corporations Act, and for all other purposes, Shareholders approve the issue of up to 106,093 Options to Ms Melissa Waller (and/or her nominee) on the terms and conditions in the Explanatory Memorandum."

Voting Exclusion

Listing Rules

The Company will disregard any votes cast in favour of this Resolution by or on behalf of Ms Melissa Waller (and/or her nominee) and any other person who will obtain a material benefit as a result of the issue of the securities (except a benefit solely by reason of being a holder of ordinary securities in the Company) or an associate of those persons.

However, this does not apply to a vote cast in favour of this Resolution by:

(a)	a person as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with the directions given to the proxy or attorney to vote on this Resolution in that way; or

(b)
the Chairperson as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with a direction given to the Chairperson to vote on this Resolution as the Chairperson decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the Shareholder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting on this Resolution; and

(ii)	the Shareholder votes on this Resolution in accordance with the directions given by the beneficiary to the Shareholder to vote in that way.

Corporations Act

The Company will disregard any votes cast on this Resolution by or on behalf of Ms Melissa Waller or any associate. However, a person described above may cast a vote on this Resolution if:

(a)	it is cast as a proxy appointed by writing that specifies how the proxy is to vote on the Resolution; and

(b)	it is not cast on behalf of the person or an associate of the person described in (a) above.

In accordance with section 250BD of the Corporations Act, a vote on this Resolution must not be cast by a person appointed as a proxy, where that person is either a member of the Key Management Personnel or a Closely Related Party of such member. However, a vote may be cast by such person if the vote is not cast on behalf of a person who is otherwise excluded from voting, and

(a)	the person is appointed as a proxy and the appointment specifies how the proxy is to vote; or

(b)
the person appointed as proxy is the Chairperson and the appointment does not specify how the Chairperson is to vote but expressly authorises the Chairperson to exercise the proxy even if the Resolution is connected with the remuneration of a member of the Key Management Personnel.

6	Resolution 6 – Issue of Options to Non-Executive Director Ms Beverly Wyse

To consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following:

"That, pursuant to and in accordance with Listing Rule 10.11, Chapter 2E of the Corporations Act, and for all other purposes, Shareholders approve the issue of up to 106,093 Options to Ms Beverly Wyse (and/or her nominee) on the terms and conditions in the Explanatory Memorandum."

Voting Exclusion

Listing Rules

The Company will disregard any votes cast in favour of this Resolution by or on behalf of Ms Beverly Wyse (and/or her nominee) and any other person who will obtain a material benefit as a result of the issue of the securities (except a benefit solely by reason of being a holder of ordinary securities in the Company) or an associate of those persons.

However, this does not apply to a vote cast in favour of this Resolution by:

(a)	a person as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with the directions given to the proxy or attorney to vote on this Resolution in that way; or

(b)
the Chairperson as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with a direction given to the Chairperson to vote on this Resolution as the Chairperson decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the Shareholder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting on this Resolution; and

(ii)	the Shareholder votes on this Resolution in accordance with the directions given by the beneficiary to the Shareholder to vote in that way.

Corporations Act

The Company will disregard any votes cast on this Resolution by or on behalf of Ms Beverly Wyse or any associate. However, a person described above may cast a vote on this Resolution if:

(a)	it is cast as a proxy appointed by writing that specifies how the proxy is to vote on the Resolution; and

(b)	it is not cast on behalf of the person or an associate of the person described in (a) above.

In accordance with section 250BD of the Corporations Act, a vote on this Resolution must not be cast by a person appointed as a proxy, where that person is either a member of the Key Management Personnel or a Closely Related Party of such member. However, a vote may be cast by such person if the vote is not cast on behalf of a person who is otherwise excluded from voting, and

(a)	the person is appointed as a proxy and the appointment specifies how the proxy is to vote; or

(b)
the person appointed as proxy is the Chairperson and the appointment does not specify how the Chairperson is to vote but expressly authorises the Chairperson to exercise the proxy even if the Resolution is connected with the remuneration of a member of the Key Management Personnel.

7	Resolution 7 – Issue of RSUs to Non-Executive Director Ms Lorraine Martin

To consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following:

"That, pursuant to and in accordance with Listing Rule 10.11, Chapter 2E of the Corporations Act, and for all other purposes, Shareholders approve the issue of up to 106,093 RSUs to Ms Lorraine Martin (and/or her nominee) on the terms and conditions in the Explanatory Memorandum."

Voting Exclusion

Listing Rules

The Company will disregard any votes cast in favour of this Resolution by or on behalf of Ms Lorraine Martin (and/or her nominee) and any other person who will obtain a material benefit as a result of the issue of the securities (except a benefit solely by reason of being a holder of ordinary securities in the Company) or an associate of those persons.

However, this does not apply to a vote cast in favour of this Resolution by:

(a)	a person as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with the directions given to the proxy or attorney to vote on this Resolution in that way; or

(b)
the Chairperson as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with a direction given to the Chairperson to vote on this Resolution as the Chairperson decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the Shareholder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting on this Resolution; and

(ii)	the Shareholder votes on this Resolution in accordance with the directions given by the beneficiary to the Shareholder to vote in that way.

Corporations Act

The Company will disregard any votes cast on this Resolution by or on behalf of Ms Lorraine Martin or any associate. However, a person described above may cast a vote on this Resolution if:

(a)	it is cast as a proxy appointed by writing that specifies how the proxy is to vote on the Resolution; and

(b)	it is not cast on behalf of the person or an associate of the person described in (a) above.

In accordance with section 250BD of the Corporations Act, a vote on this Resolution must not be cast by a person appointed as a proxy, where that person is either a member of the Key Management Personnel or a Closely Related Party of such member. However, a vote may be cast by such person if the vote is not cast on behalf of a person who is otherwise excluded from voting, and

(a)	the person is appointed as a proxy and the appointment specifies how the proxy is to vote; or

(b)
the person appointed as proxy is the Chairperson and the appointment does not specify how the Chairperson is to vote but expressly authorises the Chairperson to exercise the proxy even if the Resolution is connected with the remuneration of a member of the Key Management Personnel.

8	Resolution 8 – Issue of RSUs to Non-Executive Director Mr Vaughn Taylor

To consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following:

"That, pursuant to and in accordance with Listing Rule 10.11, Chapter 2E of the Corporations Act, and for all other purposes, Shareholders approve the issue of up to 106,093 RSUs to Mr Vaughn Taylor (and/or his nominee) on the terms and conditions in the Explanatory Memorandum."

Voting Exclusion

Listing Rules

The Company will disregard any votes cast in favour of this Resolution by or on behalf of Mr Vaughn Taylor (and/or his nominee) and any other person who will obtain a material benefit as a result of the issue of the securities (except a benefit solely by reason of being a holder of ordinary securities in the Company) or an associate of those persons.

However, this does not apply to a vote cast in favour of this Resolution by:

(a)	a person as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with the directions given to the proxy or attorney to vote on this Resolution in that way; or

(b)
the Chairperson as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with a direction given to the Chairperson to vote on this Resolution as the Chairperson decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the Shareholder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting on this Resolution; and

(ii)	the Shareholder votes on this Resolution in accordance with the directions given by the beneficiary to the Shareholder to vote in that way.

Corporations Act

The Company will disregard any votes cast on this Resolution by or on behalf of Mr Vaughn Taylor or any associate. However, a person described above may cast a vote on this Resolution if:

(a)	it is cast as a proxy appointed by writing that specifies how the proxy is to vote on the Resolution; and

(b)	it is not cast on behalf of the person or an associate of the person described in (a) above.

In accordance with section 250BD of the Corporations Act, a vote on this Resolution must not be cast by a person appointed as a proxy, where that person is either a member of the Key Management Personnel or a Closely Related Party of such member. However, a vote may be cast by such person if the vote is not cast on behalf of a person who is otherwise excluded from voting, and

(a)	the person is appointed as a proxy and the appointment specifies how the proxy is to vote; or

(b)
the person appointed as proxy is the Chairperson and the appointment does not specify how the Chairperson is to vote but expressly authorises the Chairperson to exercise the proxy even if the Resolution is connected with the remuneration of a member of the Key Management Personnel.

9	Resolution 9 – Issue of RSUs to Non-Executive Director Ms Melissa Waller

To consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following:

"That, pursuant to and in accordance with Listing Rule 10.11, Chapter 2E of the Corporations Act, and for all other purposes, Shareholders approve the issue of up to 106,093 RSUs to Ms Melissa Waller (and/or her nominee); and on the terms and conditions in the Explanatory Memorandum."

Voting Exclusion

Listing Rules

The Company will disregard any votes cast in favour of this Resolution by or on behalf of Ms Melissa Waller (and/or her nominee), and any other person who will obtain a material benefit as a result of the issue of the securities (except a benefit solely by reason of being a holder of ordinary securities in the Company) or an associate of those persons.

However, this does not apply to a vote cast in favour of this Resolution by:

(a)	a person as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with the directions given to the proxy or attorney to vote on this Resolution in that way; or

(b)
the Chairperson as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with a direction given to the Chairperson to vote on this Resolution as the Chairperson decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the Shareholder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting on this Resolution; and

(ii)	the Shareholder votes on this Resolution in accordance with the directions given by the beneficiary to the Shareholder to vote in that way.

Corporations Act

The Company will disregard any votes cast on this Resolution by or on behalf of Ms Melissa Waller or any associate. However, a person described above may cast a vote on this Resolution if:

(a)	it is cast as a proxy appointed by writing that specifies how the proxy is to vote on the Resolution; and

(b)	it is not cast on behalf of the person or an associate of the person described in (a) above.

In accordance with section 250BD of the Corporations Act, a vote on this Resolution must not be cast by a person appointed as a proxy, where that person is either a member of the Key Management Personnel or a Closely Related Party of such member. However, a vote may be cast by such person if the vote is not cast on behalf of a person who is otherwise excluded from voting, and

(a)	the person is appointed as a proxy and the appointment specifies how the proxy is to vote; or

(b)
the person appointed as proxy is the Chairperson and the appointment does not specify how the Chairperson is to vote but expressly authorises the Chairperson to exercise the proxy even if the Resolution is connected with the remuneration of a member of the Key Management Personnel.

10	Resolution 10 – Issue of RSUs to Non-Executive Director Ms Beverly Wyse

To consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following:

"That, pursuant to and in accordance with Listing Rule 10.11, Chapter 2E of the Corporations Act, and for all other purposes, Shareholders approve the issue of up to 106,093 RSUs to Ms Beverly Wyse (and/or her nominee) on the terms and conditions in the Explanatory Memorandum."

Voting Exclusion

Listing Rules

The Company will disregard any votes cast in favour of this Resolution by or on behalf of Ms Beverly Wyse (and/or her nominee) and any other person who will obtain a material benefit as a result of the issue of the securities (except a benefit solely by reason of being a holder of ordinary securities in the Company) or an associate of those persons.

However, this does not apply to a vote cast in favour of this Resolution by:

(a)	a person as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with the directions given to the proxy or attorney to vote on this Resolution in that way; or

(b)
the Chairperson as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with a direction given to the Chairperson to vote on this Resolution as the Chairperson decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the Shareholder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting on this Resolution; and

(ii)	the Shareholder votes on this Resolution in accordance with the directions given by the beneficiary to the Shareholder to vote in that way.

Corporations Act

The Company will disregard any votes cast on this Resolution by or on behalf of Ms Beverly Wyse or any associate. However, a person described above may cast a vote on this Resolution if:

(a)	it is cast as a proxy appointed by writing that specifies how the proxy is to vote on the Resolution; and

(b)	it is not cast on behalf of the person or an associate of the person described in (a) above.

In accordance with section 250BD of the Corporations Act, a vote on this Resolution must not be cast by a person appointed as a proxy, where that person is either a member of the Key Management Personnel or a Closely Related Party of such member. However, a vote may be cast by such person if the vote is not cast on behalf of a person who is otherwise excluded from voting, and

(a)	the person is appointed as a proxy and the appointment specifies how the proxy is to vote; or

(b)
the person appointed as proxy is the Chairperson and the appointment does not specify how the Chairperson is to vote but expressly authorises the Chairperson to exercise the proxy even if the Resolution is connected with the remuneration of a member of the Key Management Personnel.

11	Resolution 11 – Approval of 10% Placement Facility

To consider and, if thought fit, to pass with or without amendment, as a special resolution the following:

"That, pursuant to and in accordance with Listing Rule 7.1A and for all other purposes, Shareholders approve the issue of Equity Securities of up to 10% of the issued capital of the Company (at the time of the issue) calculated in accordance with the formula prescribed in Listing Rule 7.1A.2 and on the terms and conditions in the Explanatory Memorandum."

Voting Exclusion

The Company will disregard any votes cast in favour of this Resolution by or on behalf of a person (and/or their nominee(s)) who is expected to participate in the proposed issue or who will obtain a material benefit as a result of the proposed issue (except a benefit solely by reason of being a holder of Shares), or any associates of those persons.

However, this does not apply to a vote cast in favour of a resolution by:

(a)	a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with directions given to the proxy or attorney to vote on the resolution that way; or

(b)
the Chairman of the Meeting as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with a direction given to the Chairman to vote on the resolution as the Chairman decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and

(ii)	the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Note: As at the date of this Notice, it is not known who may participate in any Equity Securities issued under Resolution 11 and the Company has not approached any Shareholder or identified a class of existing Shareholders to participate in any issue of Equity Securities under the 10% Placement Capacity. Accordingly, no Shareholders are excluded from voting on Resolution 11.

12	Resolution 12 – Spill Resolution (Conditional Resolution)

If 25% or more of votes cast on Resolution 1 are against the adoption of the 2022 Remuneration Report, to consider, and if thought fit, to pass with or without amendment, the following as an ordinary resolution:

“That pursuant to and in accordance with section 250V of the Corporations Act and for all other purposes, Shareholders approve:

(a)	an extraordinary general meeting of the Company (Spill Meeting) be held within 90 days of the passing of this Resolution;

(b)
all of the Directors who were Directors of the Company when the Resolution to make the Directors’ Report for the year ended 30 June 2020 was passed (other than the Managing Director), and who remain in office at the time of the Spill Meeting, cease to hold office immediately before the end of the Spill Meeting; and

(c)	resolutions to appoint persons to offices that will be vacated immediately before the end of the Spill Meeting be put to the vote at the Spill Meeting.”

Voting Exclusion

A vote on this Resolution must not be cast (in any capacity) by, or on behalf of:

(a)	a member of the Key Management Personnel whose remuneration details are included in the Remuneration Report; or

(b)	a Closely Related Party of such member.

However, a person described above may cast a vote on this Resolution if the vote is not cast on behalf of a person described in subparagraphs (a) or (b) above and either:

(a)	the person does so as a proxy appointed in writing that specifies how the proxy is to vote on this Resolution; or

(b)
the person is the Chairperson voting an undirected proxy which expressly authorises the Chairperson to vote the proxy on a resolution connected with the remuneration of a member of the Key Management Personnel.

BY ORDER OF THE BOARD

Gregory Swan
Company Secretary
Dated: 7 October 2022

IPERIONX LIMITED
ACN 618 935 372

EXPLANATORY MEMORANDUM

1	Introduction

This Explanatory Memorandum has been prepared for the information of Shareholders in connection with the business to be conducted at the Meeting.

This Explanatory Memorandum should be read in conjunction with and forms part of the Notice. The purpose of this Explanatory Memorandum is to provide information to Shareholders in deciding whether or not to pass the Resolutions.

This Explanatory Memorandum includes the following information to assist Shareholders in deciding how to vote on the Resolutions:

Section 1	Introduction
Section 2	Action to be taken by Shareholders
Section 3	Annual Report
Section 4	Resolution 1 – Remuneration Report
Section 5	Resolution 2 – Re-election of Mr Vaughn Taylor as Director
Section 6	Resolutions 3 to 6 – Issue of Options to Non-Executive Directors Ms Lorraine Martin, Mr Vaughn Taylor, Ms Melissa Waller, Ms Beverly Wyse
Section 7	Resolutions 7 to 10 – Issue of RSUs to Non-Executive Directors Ms Lorraine Martin, Mr Vaughn Taylor, Ms Melissa Waller, Ms Beverly Wyse
Section 8	Resolution 11 – Approval of 10% Placement Facility
Section 9	Resolution 12 – Spill Resolution (Conditional Resolution)
Schedule 1	Definitions
Schedule 2	Terms and Conditions of Options
Schedule 3	Terms and Conditions of RSUs

A Proxy Form is located at the end of this Explanatory Memorandum.

2	Action to be taken by Shareholders

Shareholders should read the Notice including this Explanatory Memorandum carefully before deciding how to vote on the Resolutions.

The Company advises that a poll will be conducted for all Resolutions.

2.1	Proxies

A Proxy Form is attached to the Notice. This is to be used by Shareholders if they wish to appoint a representative (a 'proxy') to vote in their place. All Shareholders are invited and encouraged to attend the Meeting or, if they are unable to attend in person, sign and return the Proxy Form to the Company in accordance with the instructions thereon. Returning the Proxy Form will not preclude a Shareholder from attending and voting at the Meeting in person.

Please note that:

(a)	a member of the Company entitled to attend and vote at the Meeting is entitled to appoint a proxy;

(b)	a proxy need not be a member of the Company; and

(c)
a member of the Company entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. Where the proportion or number is not specified, each proxy may exercise half of the votes.

Proxy Forms must be received by the Company no later than 9:00am (AWST) on Wednesday, 23 November 2022, being at least 48 hours before the Meeting.

The Proxy Form provides further details on appointing proxies and lodging Proxy Forms.

2.2	Voting Prohibition by Proxy holders (Remuneration of Key Management Personnel)

A vote on Resolutions 1, 3 to 10 (inclusive) must not be cast:

(a)	by or on behalf of a member of the Key Management Personnel or a Closely Related Party of such member, regardless of the capacity in which the vote is cast; or

(b)	by a person appointed as a proxy, where that person is either a member of the Key Management Personnel or a Closely Related Party of such member.

However, a vote may be cast by such persons if the vote is not cast on behalf of a person who is excluded from voting on this Resolution, and:

(a)	the person is appointed as a proxy that specifies the way the proxy is to vote on this Resolution; or

(b)
the person is the Chairman and the appointment of the Chairman as proxy does not specify the way the proxy is to vote on this Resolution, but expressly authorises the Chairman to exercise the proxy even if this Resolution is connected with the remuneration of a member of the Key Management Personnel.

2.3	Attendance at Meeting

To vote in person, Shareholders are able to attend the Meeting at the time, date and place set out above. Based on the best information available to the Board at the time of the Notice, the Board considers it will be in a position to hold an 'in-person' meeting to provide Shareholders with a reasonable opportunity to participate in and vote at the Meeting. If it becomes necessary or appropriate to make alternative arrangements to those detailed in this Notice, Shareholders will be updated via the ASX announcements platform and on the Company’s website at www.iperionx.com.

3	Annual Report

In accordance with section 317(1) of the Corporations Act, the Annual Report must be laid before the annual general meeting. There is no requirement for Shareholders to approve the Annual Report.

At the Meeting, Shareholders will be offered the opportunity to:

(a)	discuss the Annual Report which is available online at www.iperionx.com;

(b)	ask questions about, or comment on, the management of the Company; and

(c)	ask the auditor questions about the conduct of the audit and the preparation and content of the Auditor's Report.

In addition to taking questions at the Meeting, written questions to the Chairman about the management of the Company, or to the Company's auditor about:

(a)	the preparation and the content of the Auditor's Report;

(b)	the conduct of the audit;

(c)	accounting policies of the Company in relation to the preparation of the financial statements; and

(d)	the independence of the auditor in relation to the conduct of the audit,

may be submitted no later than five business days before the Meeting to the Company Secretary at the Company's registered office.

4	Resolution 1 – Remuneration Report

In accordance with section 250R(2) of the Corporations Act, the Company must put the Remuneration Report to the vote of Shareholders. The Directors' Report contains the Remuneration Report which sets out the remuneration policy for the Company and the remuneration arrangements in place for the executive Directors, specified executives and non-executive Directors.

In accordance with section 250R(3) of the Corporations Act, Resolution 1 is advisory only and does not bind the Directors of the Company. If Resolution 1 is not passed, the Directors will not be required to alter any of the arrangements in the Remuneration Report.

Shareholders will have the opportunity to remove the whole Board except the Managing Director if the Remuneration Report receives a 'no' vote of 25% or more (Strike) at two consecutive annual general meetings.

Where a resolution on the Remuneration Report receives a Strike at two consecutive annual general meetings, the Company will be required to put to Shareholders at the second annual general meeting a resolution on whether another meeting should be held (within 90 days) at which all Directors (other than the Managing Director) who were in office at the date of approval of the applicable Directors' Report must stand for re-election.

The Company’s Remuneration Report received a Strike at the 2021 annual general meeting. Please note, if the Remuneration Report receives a Strike at this Meeting, then this may result in the re- election of the Board if Resolution 3 in this Notice is passed. Refer to Section 7 for further details.

The Chairman will allow reasonable opportunity for Shareholders to ask questions about or comment on the Remuneration Report.

Resolution 1 is an ordinary resolution.

The Chairman intends to exercise all available proxies in favour of Resolution 1.

If the Chairman is appointed as your proxy and you have not specified the way the Chairman is to vote on Resolution 1, by signing and returning the Proxy Form, you are considered to have provided the Chairman with an express authorisation for the Chairman to vote the proxy in accordance with the Chairman's intention, even though the Resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel.

5	Resolution 2 – Election of Mr Vaughn Taylor as Director

In accordance with ASX Listing Rule 14.4 and Article 7.3(b) of the Constitution, a Director must not hold office (without re-election) past the third AGM following the director’s appointment or 3 years, whichever is longer.

Article 7.3(c) of the Constitution requires that one third of the Directors must retire at each AGM (rounded down to the nearest whole number), excluding the Managing Director.

Article 7.3(f) of the Constitution states that a Director retiring from office under Article 7.3(b) or Article 7.3(c) of the Constitution is eligible for re-election.

Resolution 2 provides that Mr Vaughn Taylor retires by rotation and seeks re-election as a Director. Details of Mr Vaughn Taylor’s qualifications and experience are set out in the Annual Report.

Resolution 2 is an ordinary resolution.

The Chairperson intends to exercise all available proxies in favour of Resolution 2.

The Board (excluding Mr Vaughn Taylor) unanimously supports the re-election of Mr Vaughn Taylor as a Director and recommends that Shareholders vote in favour of Resolution 2.

6	Resolutions 3, 4, 5, and 6 – Issue of Options to Non-Executive Directors

6.1	General

Resolutions 3, 4, 5, and 6 seek Shareholder approval, pursuant to Listing Rule 10.11, for the issue of up to 424,372 Options to non-executive directors (Non-Executive Directors) of the Company as follows:

(a)	up to 106,093 Options to Ms Lorraine Martin (and/or her nominee) (Resolution 3);

(b)	up to 106,093 Options to Mr Vaughn Taylor (and/or his nominee) (Resolution 4);

(c)	up to 106,093 Options to Ms Melissa Waller (and/or her nominee) (Resolution 5); and

(d)	up to 106,093 Options to Ms Beverly Wyse (and/or her nominee) (Resolution 6).

The Company announced on 16 September 2021 that, subject to shareholder approval, all Non- Executive Directors of the Company will be granted new Options and RSUs on an annual basis. Subject to shareholder approval, on an annual basis commencing from the Company’s 2022 AGM, the Company will grant each Non-Executive Director:

(a)
such number of Options calculated by dividing US$60,000 by the VWAP of a share on ASX over the 5 trading days immediately prior to the date of the notice of AGM, each exercisable at an exercise price equal to the VWAP of a share on ASX over the 5 trading days immediately prior to the date of the notice of AGM; and

(b)	such number of RSUs calculated by dividing US$60,000 by the VWAP of a share on ASX over the 5 trading days immediately prior to the date of the notice of AGM.

The VWAP of a share on ASX over the 5 trading days immediately prior to the date of this notice is A$0.8654.

In the Company’s present circumstances, the Board considers that the grant of the Options to Non- Executive Directors is a cost effective and efficient reward for the Company to make as part of its Non- Executive Director compensation arrangements to appropriately incentivise the continued performance of Non-Executive Directors and is consistent with the strategic goals and targets of the Company.

The terms and conditions of the Options to be granted to Non-Executive Directors (and/or his nominee) are summarised in Schedule 2.

Resolutions 3, 4, 5, and 6 are each an ordinary resolution.

The Chairperson intends to exercise all available proxies in favour of Resolutions 3, 4, 5, and 6.

The Board (excluding Ms Lorraine Martin) recommend that Shareholders vote in favour of Resolution 3.

The Board (excluding Mr Vaughn Taylor) recommend that Shareholders vote in favour of Resolution 4.

The Board (excluding Ms Melissa Waller) recommend that Shareholders vote in favour of Resolution 5.

The Board (excluding Ms Beverly Wyse) recommend that Shareholders vote in favour of Resolution 6.

6.2	Chapter 2E of the Corporations Act

Chapter 2E of the Corporations Act requires that for a public company, or an entity that the public company controls, to give a financial benefit to a related party of the public company, the public company or entity must:

(a)	obtain the approval of the public company's members in the manner set out in sections 217 to 227 of the Corporations Act; and

(b)	give the benefit within 15 months following such approval, unless the giving of the financial benefit falls within an exception set out in sections 210 to 216 of the Corporations Act.

A "related party" includes a Director of the Company and "giving a financial benefit" is interpreted broadly. The entitlement to be granted Options constitutes the giving of a financial benefit as Ms Lorraine Martin, Mr Vaughn Taylor, Ms Melissa Waller, and Ms Beverly Wyse are related parties of the Company by reason of being a Director.

The Company has determined to seek Shareholder approval of the purposes of Chapter 2E for the issue of up to 424,372 Options to the Non-Executive Directors (and/or their nominees).

6.3	Specific Information required by section 219 of the Corporations Act

The following information is provided to Shareholders for the purposes of obtaining Shareholder approval for the purposes of section 219 of the Corporations Act for the financial benefits associated with the issue of the Options to Non-Executive Directors:

(a)	the financial benefits relating to the issue of the Options are being provided to:

(i)	Ms Lorraine Martin (and/or her nominee) (pursuant to Resolution 3);

(ii)	Mr Vaughn Taylor (and/or his nominee) (pursuant to Resolution 4);

(iii)	Ms Melissa Waller (and/or her nominee) (pursuant to Resolution 5);

(iv)	Ms Beverly Wyse (and/or her nominee) (pursuant to Resolution 6);

(b)	the maximum number of options to be granted to:

(i)	Ms Lorraine Martin (and/or her nominee) is 106,093 Options;

(ii)	Mr Vaughn Taylor (and/or his nominee) is 106,093 Options;

(iii)	Ms Melissa Waller (and/or her nominee) is 106,093 Options; and

(iv)	Ms Beverly Wyse (and/or her nominee) is 106,093 Options;

Options	Director	Number of Options	Exercise Price	Expiry Date
1	Lorraine Martin	106,093	A$0.87	4 years from date of issue
2	Vaughn Taylor	106,093	A$0.87	4 years from date of issue
3	Melissa Waller	106,093	A$0.87	4 years from date of issue
4	Beverly Wyse	106,093	A$0.87	4 years from date of issue

(c)
Lorraine Martin, Vaughn Taylor, Melissa Waller and Beverly Wyse are being issued the Options as a cost-effective and efficient reward to incentivise their performance. The Options will be granted to Lorraine Martin, Vaughn Taylor, Melissa Waller and Beverly Wyse (and/or their nominees) on the terms and conditions in Schedule 2;

(d)
Ms Lorraine Martin, Mr Vaughn Taylor, Ms Melissa Waller, and Ms Beverly Wyse each have a material personal interest in the outcome of Resolutions 3, 4, 5, and 6 (respectively), and therefore believe it is inappropriate to make a recommendation;

(e)
the Options have an estimated value (using a Black Scholes Option Pricing Model) of A$0.604 each (based on a Share price of A$0.86, being the closing price of a Share on 6 October 2022). As a result, the total value attributed to the Options to be issued to Ms Lorraine Martin, Mr Vaughn Taylor, Ms Melissa Waller, and Ms Beverly Wyse (and/or their nominees) would be approximately A$64,080 each;

(f)	the current remuneration package of:

(i)
Ms Lorraine Martin consists of director fees of US$30,000 per annum plus additional fees for serving as a member of the Audit and ESG committees of the Board. In addition, Ms Martin was previously granted 600,000 Options (exercisable at A$1.33 each, expiring 9 September 2025, and one-third vesting after 12 months continuous service, one-third vesting after 24 months continuous service, and one-third vesting after 36 months continuous service) and 600,000 RSUs (which convert into an equivalent number of ordinary shares, expiring 9 September 2025, and one-third vesting after 12 months continuous service, one-third vesting after 24 months continuous service, and one-third vesting after 36 months continuous service;

(ii)
Mr Vaughn Taylor consists of director fees of US$30,000 per annum plus additional fees for serving as a member of the Audit and Remuneration and Nomination committees of the Board. In addition, Mr Taylor was previously granted 450,000 performance rights (150,000 performance rights that vest upon satisfaction of a performance condition of the Company having a 30-day VWAP of at least A$2.00 per share, 150,000 performance rights that vest upon satisfaction of a performance condition of the Company having a 30-day VWAP of at least A$3.00 per share, and 150,000 performance rights that vest upon satisfaction of a performance condition of the Company having a 30-day VWAP of at least A$4.00 per share, expiring 1 March 2026);

(iii)
Ms Melissa Waller consists of director fees of US$30,000 per annum plus additional fees for serving as a member of the Remuneration and Nomination and ESG committees of the Board. In addition, Ms Martin was previously granted 600,000 Options (exercisable at A$1.33 each, expiring 9 September 2025, and one-third vesting after 12 months continuous service, one-third vesting after 24 months continuous service, and one-third vesting after 36 months continuous service) and 600,000 RSUs (which convert into an equivalent number of ordinary shares, expiring 9 September 2025, and one-third vesting after 12 months continuous service, one- third vesting after 24 months continuous service, and one-third vesting after 36 months continuous service; and

(iv)
Ms Beverly Wyse consists of director fees of US$30,000 per annum plus additional fees for serving as a member of the Audit, Remuneration and Nomination, and ESG committees of the Board. In addition, Ms Martin was previously granted 600,000 Options (exercisable at A$1.33 each, expiring 9 September 2025, and one-third vesting after 12 months continuous service, one-third vesting after 24 months continuous service, and one-third vesting after 36 months continuous service) and 600,000 RSUs (which convert into an equivalent number of ordinary shares, expiring 9 September 2025, and one-third vesting after 12 months continuous service, one- third vesting after 24 months continuous service, and one-third vesting after 36 months continuous service;

(g)	the current security holdings of Ms Lorraine Martin, Mr Vaughn Taylor, Ms Melissa Waller, and Ms Beverly Wyse (and/or their nominees) in the Company are as follows:

Non-Executive Director	Shares	Options	Rights	RSUs
Lorraine Martin	-	200,000	-	200,000
Vaughn Taylor	376,829	-	450,000	-
Melissa Waller	-	200,000	-	200,000
Beverly Wyse	-	200,000	-	200,000

(h)
if all the Options subject to Resolutions 3, 4, 5, and 6 are converted into Shares, a total of 424,372 Shares would be issued. This will increase the number of Shares on issue from 169,350,492 (being the total number of Shares on issue as at the date of this Notice) to 169,774,864 (assuming no further issues of Shares and no convertible securities vest or are exercised) with the effect that the shareholding of existing Shareholders would be diluted by an aggregate of 0.2%;

(i)	a voting exclusion statement is included in the Notice for the purposes of Resolutions 3, 4, 5, and 6; and

(j)
other than the information above and otherwise set out in the Notice, the Company believes that there is no other information that would be reasonably required by Shareholders to pass Resolutions 3, 4, 5, and 6.

6.4	Listing Rule 10.11

The Company is proposing to issue up to 424,372 Options to Non-Executive Directors (and/or their nominees) without using up the Company's 15% placement capacity under Listing Rule 7.1.

Listing Rule 10.11 provides that unless one of the exceptions in Listing Rule 10.2 applies, a listed company must not issue or agree to issue equity securities to:

10.11.1	a related party;

10.11.2	a person who is, or was at any time in the 6 months before the issue or agreement, a substantial (30%+) holder in the company;

10.11.3
a person who is, or was at any time in the 6 months before the issue or agreement, a substantial (10%+) holder in the company and who was nominated a director to the board of the company pursuant to a relevant agreement which gives them a right or expectation to do so;

10.11.4	an associate of a person referred to in Listing Rules 10.11.1 to 10.11.3; or

10.11.5
a person whose relationship with the company or a person referred to in Listing Rules 10.11.1 to 10.11.4 is such that, in ASX's opinion, the issue or agreement should be approved by its Shareholders, unless it obtains the approval of its Shareholders.

The issue up to 424,372 Options to Non-Executive Directors (and/or their nominees) falls within Listing Rule 10.11.1 and does not fall within any of the exceptions in Listing Rule 10.12. It therefore requires the approval of the Company's Shareholders under Listing Rule 10.11.

As Shareholder approval is sought under Listing Rule 10.11, approval under Listing Rule 7.1 is not required. Accordingly, the issue of up to 424,372 Options to Non-Executive Directors (and/or their nominees) pursuant to Resolutions 3, 4, 5, and 6 will not reduce the Company's 15% placement capacity for the purposes of Listing Rule 7.1 Exception 14.

If Resolutions 3, 4, 5, and/or 6 are passed, the Company will be able to proceed with the issuance of 106,093 Options to each of Ms Lorraine Martin, Mr Vaughn Taylor, Ms Melissa Waller, and Ms Beverly Wyse (respectively).

If Resolutions 3, 4, 5, and/or 6 are not passed, the Company will not be able to proceed with the issuance of 106,093 Options to each of Ms Lorraine Martin, Mr Vaughn Taylor, Ms Melissa Waller, and Ms Beverly Wyse (respectively) as part of their Non-Executive Directors compensation arrangements and the Company will need to find alternative measures to compensate its Non- Executive Directors.

6.5	Specific Information required by Listing Rule 10.13

Listing Rule 10.13 requires that the following information be provided to Shareholders for the purpose of obtaining Shareholder approval for the grant of the Options:

(a)	the Options will be granted to:

(i)	Ms Lorraine Martin (and/or her nominee);

(ii)	Mr Vaughn Taylor (and/or his nominee);

(iii)	Ms Melissa Waller (and/or her nominee);

(iv)	Ms Beverly Wyse (and/or her nominee);

(b)	Ms Lorraine Martin, Mr Vaughn Taylor, Ms Melissa Waller, and Ms Beverly Wyse are Directors of the Company and a related party under Listing Rule 10.11.1;

(c)	the maximum number of Options to be granted to:

(i)	Ms Lorraine Martin (and/or her nominee) is 106,093 Options;

(ii)	Mr Vaughn Taylor (and/or his nominee) is 106,093 Options;

(iii)	Ms Melissa Waller (and/or her nominee) is 106,093 Options; and

(iv)	Ms Beverly Wyse (and/or her nominee) is 106,093 Options;

(d)	the material terms of the Options are detailed in Schedule 2;

(e)	the Company will grant the Options no later than 1 month after the date of the Meeting;

(f)	the Options will be granted for nil consideration;

(g)
the Options are being issued to Ms Lorraine Martin, Mr Vaughn Taylor, Ms Melissa Waller, and Ms Beverly Wyse as part of their Non-Executive Director compensation arrangements. The Company considers the issuance of Options to be a cost effective way to provide compensation benefits to directors, and it assists to align the interests of shareholders and Directors.

(h)	the current remuneration package of:

(i)
Ms Lorraine Martin consists of director fees of US$30,000 per annum plus additional fees for serving as a member of the Audit and ESG committees of the Board. In addition, Ms Martin was previously granted 600,000 Options (exercisable at A$1.33 each, expiring 9 September 2025, and one-third vesting after 12 months continuous service, one-third vesting after 24 months continuous service, and one-third vesting after 36 months continuous service) and 600,000 RSUs (which convert into an equivalent number of ordinary shares, expiring 9 September 2025, and one-third vesting after 12 months continuous service, one-third vesting after 24 months continuous service, and one-third vesting after 36 months continuous service;

(ii)
Mr Vaughn Taylor consists of director fees of US$30,000 per annum plus additional fees for serving as a member of the Audit and Remuneration and Nomination committees of the Board. In addition, Mr Taylor was previously granted 450,000 performance rights (150,000 performance rights that vest upon satisfaction of a performance condition of the Company having a 30-day VWAP of at least A$2.00 per share, 150,000 performance rights that vest upon satisfaction of a performance condition of the Company having a 30-day VWAP of at least A$3.00 per share, and 150,000 performance rights that vest upon satisfaction of a performance condition of the Company having a 30-day VWAP of at least A$4.00 per share, expiring 1 March 2026);

(iii)
Ms Melissa Waller consists of director fees of US$30,000 per annum plus additional fees for serving as a member of the Remuneration and Nomination and ESG committees of the Board. In addition, Ms Martin was previously granted 600,000 Options (exercisable at A$1.33 each, expiring 9 September 2025, and one-third vesting after 12 months continuous service, one-third vesting after 24 months continuous service, and one-third vesting after 36 months continuous service) and 600,000 RSUs (which convert into an equivalent number of ordinary shares, expiring 9 September 2025, and one-third vesting after 12 months continuous service, one- third vesting after 24 months continuous service, and one-third vesting after 36 months continuous service; and

(iv)
Ms Beverly Wyse consists of director fees of US$30,000 per annum plus additional fees for serving as a member of the Audit, Remuneration and Nomination, and ESG committees of the Board. In addition, Ms Martin was previously granted 600,000 Options (exercisable at A$1.33 each, expiring 9 September 2025, and one-third vesting after 12 months continuous service, one-third vesting after 24 months continuous service, and one-third vesting after 36 months continuous service) and 600,000 RSUs (which convert into an equivalent number of ordinary shares, expiring 9 September 2025, and one-third vesting after 12 months continuous service, one- third vesting after 24 months continuous service, and one-third vesting after 36 months continuous service;

(i)	the Options are being issued pursuant to appointment letters, the material terms of which are as follows:

(i)	Ms Lorraine Martin, Mr Vaughn Taylor, Ms Melissa Waller, and Ms Beverly Wyse responsibilities are to perform all duties consistent with that of a Non- Executive Director of an ASX listed entity;

(ii)
Ms Lorraine Martin, Mr Vaughn Taylor, Ms Melissa Waller, and Ms Beverly Wyse term of appointment is ongoing subject to the Corporations Act and his successful re- election under the Company’s Constitution and the ASX Listing Rules;

(iii)
Ms Lorraine Martin, Mr Vaughn Taylor, Ms Melissa Waller, and Ms Beverly Wyse remuneration consists of a fixed remuneration component of US$30,000 per annum plus additional fees for serving as a member of the Audit and ESG committees of the Board; and

(iv)
Ms Lorraine Martin, Mr Vaughn Taylor, Ms Melissa Waller, and Ms Beverly Wyse will be reimbursed for all out-of-pocket expenses necessarily incurred in the performance of his duties as a Non-Executive Chairman;

(j)	a voting exclusion statement is included in the Notice for the purposes of Resolutions 3, 4, 5, and 6;

(k)	the Board (excluding Ms Lorraine Martin) recommend that Shareholders vote in favour of Resolution 3;

(l)	the Board (excluding Mr Vaughn Taylor) recommend that Shareholders vote in favour of Resolution 4;

(m)	the Board (excluding Ms Melissa Waller) recommend that Shareholders vote in favour of Resolution 5; and

(n)	the Board (excluding Ms Beverly Wyse) recommend that Shareholders vote in favour of Resolution 6.

7	Resolutions 7, 8, 9, and 10 – Issue of RSUs to Non-Executive Directors

7.1	General

Resolutions 7, 8, 9, and 10 seek Shareholder approval, pursuant to Listing Rule 10.11, for the issue of up to 424,372 RSUs to Non-Executive Directors of the Company as follows:

(a)	up to 106,093 RSUs to Ms Lorraine Martin (and/or her nominee) (Resolution 7);

(b)	up to 106,093 RSUs to Mr Vaughn Taylor (and/or his nominee) (Resolution 8);

(c)	up to 106,093 RSUs to Ms Melissa Waller (and/or her nominee) (Resolution 9); and

(d)	up to 106,093 RSUs to Ms Beverly Wyse (and/or her nominee) (Resolution 10).

The Company announced on 16 September 2021 that, subject to shareholder approval, all Non- Executive Directors of the Company will be granted new Options and RSUs on an annual basis. Subject to shareholder approval, on an annual basis commencing from the Company’s 2022 AGM, the Company will grant each Non-Executive Director:

(a)
such number of Options calculated by dividing US$60,000 by the VWAP of a share on ASX over the 5 trading days immediately prior to the date of the notice of AGM, each exercisable at an exercise price equal to the VWAP of a share on ASX over the 5 trading days immediately prior to the date of the notice of AGM; and

(b)	such number of RSUs calculated by dividing US$60,000 by the VWAP of a share on ASX over the 5 trading days immediately prior to the date of the notice of AGM.

The VWAP of a share on ASX over the 5 trading days immediately prior to the date of this notice is A$0.8654.

In the Company’s present circumstances, the Board considers that the grant of the RSUs to Non- Executive Directors is a cost effective and efficient reward for the Company to make as part of its Non- Executive Director compensation arrangements to appropriately incentivise the continued performance of Non-Executive Directors and is consistent with the strategic goals and targets of the Company.

The terms and conditions of the RSUs to be granted to Non-Executive Directors (and/or his nominee) are summarised in Schedule 3.

Resolutions 7, 8, 9, and 10 are each an ordinary resolutions.

The Chairperson intends to exercise all available proxies in favour of Resolutions 7, 8, 9, and 10.

The Board (excluding Ms Lorraine Martin) recommend that Shareholders vote in favour of Resolution 7.

The Board (excluding Mr Vaughn Taylor) recommend that Shareholders vote in favour of Resolution 8.

The Board (excluding Ms Melissa Waller) recommend that Shareholders vote in favour of Resolution 9.

The Board (excluding Ms Beverly Wyse) recommend that Shareholders vote in favour of Resolution 10.

7.2	Chapter 2E of the Corporations Act

Chapter 2E of the Corporations Act requires that for a public company, or an entity that the public company controls, to give a financial benefit to a related party of the public company, the public company or entity must:

(a)	obtain the approval of the public company's members in the manner set out in sections 217 to 227 of the Corporations Act; and

(b)	give the benefit within 15 months following such approval, unless the giving of the financial benefit falls within an exception set out in sections 210 to 216 of the Corporations Act.

A "related party" includes a Director of the Company and "giving a financial benefit" is interpreted broadly. The entitlement to be granted RSUs constitutes the giving of a financial benefit as Ms Lorraine Martin, Mr Vaughn Taylor, Ms Melissa Waller, and Ms Beverly Wyse are related parties of the Company by reason of being a Director.

The Company has determined to seek Shareholder approval of the purposes of Chapter 2E for the issue of up to 424,372 RSUs to the Non-Executive Directors (and/or their nominees).

7.3	Specific Information required by section 219 of the Corporations Act

The following information is provided to Shareholders for the purposes of obtaining Shareholder approval for the purposes of section 219 of the Corporations Act for the financial benefits associated with the issue of the RSUs to Non-Executive Directors:

(a)	the financial benefits relating to the issue of the RSUs are being provided to:

(i)	Ms Lorraine Martin (and/or her nominee);

(ii)	Mr Vaughn Taylor (and/or his nominee);

(iii)	Ms Melissa Waller (and/or her nominee);

(iv)	Ms Beverly Wyse (and/or her nominee);

(b)	the maximum number of RSUs to be granted to:

(i)	Ms Lorraine Martin (and/or her nominee) is 106,093 RSUs;

(ii)	Mr Vaughn Taylor (and/or his nominee) is 106,093 RSUs;

(iii)	Ms Melissa Waller (and/or her nominee) is 106,093 RSUs; and

(iv)	Ms Beverly Wyse (and/or her nominee) is 106,093 RSUs;

RSUs	Director	Number of RSUs	Expiry Date
1	Lorraine Martin	106,093	4 years from date of issue
2	Vaughn Taylor	106,093	4 years from date of issue
3	Melissa Waller	106,093	4 years from date of issue
4	Beverly Wyse	106,093	4 years from date of issue

(c)
Lorraine Martin, Vaughn Taylor, Melissa Waller and Beverly Wyse are being issued the RSUs as a cost-effective and efficient reward to incentivise their performance. The RSUs will be granted to Lorraine Martin, Vaughn Taylor, Melissa Waller and Beverly Wyse (and/or their nominees) on the terms and conditions in Schedule 3;

(d)
Ms Lorraine Martin, Mr Vaughn Taylor, Ms Melissa Waller, and Ms Beverly Wyse each have a material personal interest in the outcome of Resolutions 7, 8, 9, and 10 (respectively) and therefore believe it is inappropriate to make a recommendation;

(e)
the RSUs have an estimated value of A$0.86 (based on the underlying Share price of A$0.86, being the closing price of a Share on ASX on 6 October 2022). As a result, the total value attributed to the RSUs to be issued to Ms Lorraine Martin, Mr Vaughn Taylor, Ms Melissa Waller, and Ms Beverly Wyse (and/or their nominees) would be approximately A$91,240 each;

(f)	the current remuneration package of

(i)
Ms Lorraine Martin consists of director fees of US$30,000 per annum plus additional fees for serving as a member of the Audit and ESG committees of the Board. In addition, Ms Martin was previously granted 600,000 Options (exercisable at A$1.33 each, expiring 9 September 2025, and one-third vesting after 12 months continuous service, one-third vesting after 24 months continuous service, and one-third vesting after 36 months continuous service) and 600,000 RSUs (which convert into an equivalent number of ordinary shares, expiring 9 September 2025, and one-third vesting after 12 months continuous service, one-third vesting after 24 months continuous service, and one-third vesting after 36 months continuous service;

(ii)
Mr Vaughn Taylor consists of director fees of US$30,000 per annum plus additional fees for serving as a member of the Audit and Remuneration and Nomination committees of the Board. In addition, Mr Taylor was previously granted 450,000 performance rights (150,000 performance rights that vest upon satisfaction of a performance condition of the Company having a 30-day VWAP of at least A$2.00 per share, 150,000 performance rights that vest upon satisfaction of a performance condition of the Company having a 30-day VWAP of at least A$3.00 per share, and 150,000 performance rights that vest upon satisfaction of a performance condition of the Company having a 30-day VWAP of at least A$4.00 per share, expiring 1 March 2026);

(iii)
Ms Melissa Waller consists of director fees of US$30,000 per annum plus additional fees for serving as a member of the Remuneration and Nomination and ESG committees of the Board. In addition, Ms Martin was previously granted 600,000 Options (exercisable at A$1.33 each, expiring 9 September 2025, and one-third vesting after 12 months continuous service, one-third vesting after 24 months continuous service, and one-third vesting after 36 months continuous service) and 600,000 RSUs (which convert into an equivalent number of ordinary shares, expiring 9 September 2025, and one-third vesting after 12 months continuous service, one- third vesting after 24 months continuous service, and one-third vesting after 36 months continuous service; and

(iv)
Ms Beverly Wyse consists of director fees of US$30,000 per annum plus additional fees for serving as a member of the Audit, Remuneration and Nomination, and ESG committees of the Board. In addition, Ms Martin was previously granted 600,000 Options (exercisable at A$1.33 each, expiring 9 September 2025, and one-third vesting after 12 months continuous service, one-third vesting after 24 months continuous service, and one-third vesting after 36 months continuous service) and 600,000 RSUs (which convert into an equivalent number of ordinary shares, expiring 9 September 2025, and one-third vesting after 12 months continuous service, one- third vesting after 24 months continuous service, and one-third vesting after 36 months continuous service;

(g)	the current security holdings of Ms Lorraine Martin, Mr Vaughn Taylor, Ms Melissa Waller, and Ms Beverly Wyse (and/or their nominees) in the Company are as follows:

Non-Executive Director	Shares	Options	Rights	RSUs
Lorraine Martin	-	200,000	-	200,000
Vaughn Taylor	376,829	-	450,000	-
Melissa Waller	-	200,000	-	200,000
Beverly Wyse	-	200,000	-	200,000

(h)
if all the RSUs subject to Resolutions 7, 8, 9, and 10 are converted into Shares, a total of 424,372 Shares would be issued. This will increase the number of Shares on issue from 169,350,492 (being the total number of Shares on issue as at the date of this Notice) to 169,774,864 (assuming no further issues of Shares and no convertible securities vest or are exercised) with the effect that the shareholding of existing Shareholders would be diluted by an aggregate of 0.2%;

(i)	a voting exclusion statement is included in the Notice for the purposes of 7, 8, 9, and 10; and

(j)
other than the information above and otherwise set out in the Notice, the Company believes that there is no other information that would be reasonably required by Shareholders to pass Resolutions 7, 8, 9, and 10.

7.4	Listing Rule 10.11

The Company is proposing to issue up to 424,372 RSUs to Non-Executive Directors (and/or their nominees) without using up the Company's 15% placement capacity under Listing Rule 7.1.

Listing Rule 10.11 provides that unless one of the exceptions in Listing Rule 10.2 applies, a listed company must not issue or agree to issue equity securities to:

10.11.1	a related party;

10.11.2	a person who is, or was at any time in the 6 months before the issue or agreement, a substantial (30%+) holder in the company;

10.11.3
a person who is, or was at any time in the 6 months before the issue or agreement, a substantial (10%+) holder in the company and who was nominated a director to the board of the company pursuant to a relevant agreement which gives them a right or expectation to do so;

10.11.4	an associate of a person referred to in Listing Rules 10.11.1 to 10.11.3; or

10.11.5
a person whose relationship with the company or a person referred to in Listing Rules 10.11.1 to 10.11.4 is such that, in ASX's opinion, the issue or agreement should be approved by its Shareholders, unless it obtains the approval of its Shareholders.

The issue up to 424,372 RSUs to Non-Executive Directors (and/or their nominees) falls within Listing Rule 10.11.1 and does not fall within any of the exceptions in Listing Rule 10.12. It therefore requires the approval of the Company's Shareholders under Listing Rule 10.11.

As Shareholder approval is sought under Listing Rule 10.11, approval under Listing Rule 7.1 is not required. Accordingly, the issue of up to 424,372 RSUs to Non-Executive Directors (and/or their nominees) will not reduce the Company's 15% placement capacity for the purposes of Listing Rule 7.1 Exception 14.

If Resolutions 7, 8, 9, and 10 are passed, the Company will be able to proceed with the issuance of 106,093 RSUs to each of Ms Lorraine Martin, Mr Vaughn Taylor, Ms Melissa Waller, and Ms Beverly Wyse (respectively).

If Resolutions 7, 8, 9, and 10 are not passed, the Company will not be able to proceed with the issuance of 106,093 RSUs to each of Ms Lorraine Martin, Mr Vaughn Taylor, Ms Melissa Waller, and Ms Beverly Wyse (respectively) as part of their Non-Executive Director compensation arrangements and the Company will need to find alternative measures to compensate its Non-Executive Directors.

7.5	Specific Information required by Listing Rule 10.13

Listing Rule 10.13 requires that the following information be provided to Shareholders for the purpose of obtaining Shareholder approval for the grant of the RSUs:

(a)	the RSUs will be granted to:

(i)	Ms Lorraine Martin (and/or her nominee);

(ii)	Mr Vaughn Taylor (and/or his nominee);

(iii)	Ms Melissa Waller (and/or her nominee);

(iv)	Ms Beverly Wyse (and/or her nominee);

(b)	Ms Lorraine Martin, Mr Vaughn Taylor, Ms Melissa Waller, and Ms Beverly Wyse are Directors of the Company and a related party under Listing Rule 10.11.1;

(c)	the maximum number of RSUs s to be granted to:

(i)	Ms Lorraine Martin (and/or her nominee) is 106,093 RSUs;

(ii)	Mr Vaughn Taylor (and/or his nominee) is 106,093 RSUs;

(iii)	Ms Melissa Waller (and/or her nominee) is 106,093 RSUs; and

(iv)	Ms Beverly Wyse (and/or her nominee) is 106,093 RSUs;

(d)	the material terms of the RSUs are detailed in Schedule 3;

(e)	the Company will grant the RSUs no later than 1 month after the date of the Meeting;

(f)	the RSUs will be granted for nil consideration;

(g)
the RSUs are being issued to Ms Lorraine Martin, Mr Vaughn Taylor, Ms Melissa Waller, and Ms Beverly Wyse as part of their Non-Executive Director compensation arrangements. The Company considers the issuance of RSUs to be a cost effective way to provide compensation benefits to directors, and it assists to align the interests of shareholders and Directors.

(h)	the current remuneration package of:

(i)
Ms Lorraine Martin consists of director fees of US$30,000 per annum plus additional fees for serving as a member of the Audit and ESG committees of the Board. In addition, Ms Martin was previously granted 600,000 Options (exercisable at A$1.33 each, expiring 9 September 2025, and one-third vesting after 12 months continuous service, one-third vesting after 24 months continuous service, and one-third vesting after 36 months continuous service) and 600,000 RSUs (which convert into an equivalent number of ordinary shares, expiring 9 September 2025, and one-third vesting after 12 months continuous service, one-third vesting after 24 months continuous service, and one-third vesting after 36 months continuous service;

(ii)
Mr Vaughn Taylor consists of director fees of US$30,000 per annum plus additional fees for serving as a member of the Audit and Remuneration and Nomination committees of the Board. In addition, Mr Taylor was previously granted 450,000 performance rights (150,000 performance rights that vest upon satisfaction of a performance condition of the Company having a 30-day VWAP of at least A$2.00 per share, 150,000 performance rights that vest upon satisfaction of a performance condition of the Company having a 30-day VWAP of at least A$3.00 per share, and 150,000 performance rights that vest upon satisfaction of a performance condition of the Company having a 30-day VWAP of at least A$4.00 per share, expiring 1 March 2026);

(iii)
Ms Melissa Waller consists of director fees of US$30,000 per annum plus additional fees for serving as a member of the Remuneration and Nomination and ESG committees of the Board. In addition, Ms Martin was previously granted 600,000 Options (exercisable at A$1.33 each, expiring 9 September 2025, and one-third vesting after 12 months continuous service, one-third vesting after 24 months continuous service, and one-third vesting after 36 months continuous service) and 600,000 RSUs (which convert into an equivalent number of ordinary shares, expiring 9 September 2025, and one-third vesting after 12 months continuous service, one- third vesting after 24 months continuous service, and one-third vesting after 36 months continuous service; and

(iv)
Ms Beverly Wyse consists of director fees of US$30,000 per annum plus additional fees for serving as a member of the Audit, Remuneration and Nomination, and ESG committees of the Board. In addition, Ms Martin was previously granted 600,000 Options (exercisable at A$1.33 each, expiring 9 September 2025, and one-third vesting after 12 months continuous service, one-third vesting after 24 months continuous service, and one-third vesting after 36 months continuous service) and 600,000 RSUs (which convert into an equivalent number of ordinary shares, expiring 9 September 2025, and one-third vesting after 12 months continuous service, one- third vesting after 24 months continuous service, and one-third vesting after 36 months continuous service;

(i)	the RSUs are being issued pursuant to appointment letters, the material terms of which are as follows:

(i)	Ms Lorraine Martin, Mr Vaughn Taylor, Ms Melissa Waller, and Ms Beverly Wyse responsibilities are to perform all duties consistent with that of a Non- Executive Director of an ASX listed entity;

(ii)
Ms Lorraine Martin, Mr Vaughn Taylor, Ms Melissa Waller, and Ms Beverly Wyse term of appointment is ongoing subject to the Corporations Act and his successful re- election under the Company’s Constitution and the ASX Listing Rules;

(iii)
Ms Lorraine Martin, Mr Vaughn Taylor, Ms Melissa Waller, and Ms Beverly Wyse remuneration consists of a fixed remuneration component of US$30,000 per annum plus additional fees for serving as a member of the Audit and ESG committees of the Board; and

(iv)
(Ms Lorraine Martin, Mr Vaughn Taylor, Ms Melissa Waller, and Ms Beverly Wyse will be reimbursed for all out-of-pocket expenses necessarily incurred in the performance of his duties as a Non-Executive Chairman;

(j)	a voting exclusion statement is included in the Notice for the purposes of Resolutions 7, 8, 9, and 10;

(k)	the Board (excluding Ms Lorraine Martin) recommend that Shareholders vote in favour of Resolutions 7;

(l)	the Board (excluding Mr Vaughn Taylor) recommend that Shareholders vote in favour of Resolution 8;

(m)	the Board (excluding Ms Melissa Waller) recommend that Shareholders vote in favour of Resolution 9 and

(n)	the Board (excluding Ms Beverly Wyse) recommend that Shareholders vote in favour of Resolution 10.

8	Resolution 11 – Approval of 10% Placement Facility

8.1	General

Broadly speaking, and subject to a number of exceptions, Listing Rule 7.1 limits the amount of equity securities that a listed company can issue without the approval of its shareholders over any 12 month period to 15% of the fully paid ordinary securities it had on issue at the start of that period.

Listing Rule 7.1A enables eligible entities to issue Equity Securities up to 10% of its issued share capital through placements over a 12 month period after the annual general meeting (10% Placement Facility). The 10% Placement Facility is in addition to the Company's 15% placement capacity under Listing Rule 7.1.

An eligible entity for the purposes of Listing Rule 7.1A is an entity that is not included in the S&P/ASX 300 Index and has a market capitalisation of A$300 million or less. The Company is an eligible entity.

The Company is seeking Shareholder approval to issue Equity Securities under the 10% Placement Facility. The number of Equity Securities to be issued under the 10% Placement Facility will be determined in accordance with the formula prescribed in Listing Rule 7.1A.2 (refer to Section 8.2(c)).

If Resolution 11 is passed, the Company will be able to issue Equity Securities under Listing Rule 7.1A up to 10% of its issued share capital over a 12 month period after the annual general meeting, in addition to the Company’s 15% placement capacity under Listing Rule 7.1.

If Resolution 11 is not passed, the Company will not be able to access the 10% Placement Facility to issue Equity Securities without Shareholder approval provided for in Listing Rule 7.1A and will remain subject to the 15% limit on issuing Equity Securities without Shareholder approval under Listing Rule 7.1.

Resolution 11 is a special resolution and therefore requires approval of 75% of the votes cast by Shareholders present and eligible to vote (in person, by proxy, by attorney or, in the case of a corporate Shareholder, by a corporate representative).

The Chairman intends to exercise all available proxies in favour of Resolution 11.

The Board unanimously recommends that Shareholders vote in favour of Resolution 11.

8.2	Listing Rule 7.1A

(a)	Shareholder approval

The ability to issue Equity Securities under the 10% Placement Facility is subject to Shareholder approval by way of a special resolution at an annual general meeting.

(b)	Equity Securities

Any Equity Securities issued under the 10% Placement Facility must be in the same class as an existing quoted class of Equity Securities of the Company.

The Company, as at the date of the Notice, has on issue one quoted class of Equity Securities, being Shares.

(c)	Formula for calculating 10% Placement Facility

Listing Rule 7.1A.2 provides that eligible entities which have obtained Shareholder approval at an annual general meeting may issue or agree to issue, during the 12 month period after the date of the annual general meeting, a number of Equity Securities calculated in accordance with the following formula:

(A x D) – E

A	is the number of Shares on issue at the commencement of the relevant period:

(A)	plus the number of Shares issued in the relevant period under an exception in Listing Rule 7.2 other than exception 9, 16 or 17;

(B)	plus the number of Shares issued in the relevant period on the conversion of convertible securities within Listing Rule 7.2 exception 9 where:

(I)	the convertible securities were issued or agreed to be issued before the commencement of the relevant period; or

(II)	the issue of, or agreement to issue, the convertible securities was approved, or taken under the Listing Rules to have been approved under Listing Rule 7.1 or 7.4;

(C)	plus the number of Shares issued in the relevant period under an agreement to issue securities within Listing Rule 7.2 exception 16 where:

(I)	the agreement was entered into before the commencement of the relevant period; or

(II)	the agreement was approved, or taken under these rules to have been approved, under Listing Rule 7.1 or 7.4

(D)	plus the number of any other Shares issued in the relevant period with approval under Listing Rule 7.1 or 7.4;

(E)	plus the number of partly paid ordinary shares that became fully paid in the relevant period;

(F)	less the number of Shares cancelled in the relevant period.

Note that A is has the same meaning in Listing Rule 7.1 when calculating an entity's 15% placement capacity.

D	is 10%

E
is the number of Equity Securities issued or agreed to be issued under Listing Rule 7.1A.2 in the relevant period where the issue or agreement has not been subsequently approved by Shareholders under Listing Rule 7.4.

(d)	Listing Rule 7.1 and Listing Rule 7.1A

The ability of an entity to issue Equity Securities under Listing Rule 7.1A is in addition to the entity's 15% placement capacity under Listing Rule 7.1.

At the date of the Notice, the Company has on issue 169,350,492 Shares and therefore has a capacity to issue:

(i)	21,090,073 Equity Securities under Listing Rule 7.1; and

(ii)	subject to Shareholder approval being sought under Resolution 11, 14,060,049 Equity Securities under Listing Rule 7.1A.

The actual number of Equity Securities that the Company will have capacity to issue under Listing Rule 7.1A will be calculated at the date of issue of the Equity Securities in accordance with the formula prescribed in Listing Rule 7.1A.2 (refer to Section 8.2(c)).

(e)	Minimum Issue Price

The issue price of Equity Securities issued under Listing Rule 7.1A must be not less than 75% of the VWAP of Equity Securities in the same class calculated over the 15 Trading Days on which trades in that class were recorded immediately before:

(i)	the date on which the price at which the Equity Securities are to be issued is agreed; or

(ii)	if the Equity Securities are not issued within 10 Trading Days of the date in paragraph 8.2(e)(i) above, the date on which the Equity Securities are issued.

(f)	10% Placement Period

Shareholder approval of the 10% Placement Facility under Listing Rule 7.1A is valid from the date of the annual general meeting at which the approval is obtained and expires on the earlier to occur of:

(i)	the date that is 12 months after the date of the annual general meeting at which the approval is obtained;

(ii)	the date of the entity’s next annual general meeting; or

(iii)	the date of Shareholder approval of a transaction under Listing Rules 11.1.2 (a significant change to the nature or scale of activities) or 8.2 (disposal of main undertaking),

(the 10% Placement Period).

8.3	Effect of Resolution

The effect of Resolution 11 will be to allow the Directors to issue the Equity Securities under Listing Rule 7.1A during the 10% Placement Period without using the Company's 15% placement capacity under Listing Rule 7.1.

8.4	Specific information required by Listing Rule 7.3A

In accordance with Listing Rule 7.3A, information is provided as follows:

(a)
The Equity Securities will be issued at an issue price of not less than 75% of the VWAP for the Company's Equity Securities over the 15 Trading Days on which trades in that class were recorded immediately before:

(i)	the date on which the price at which the Equity Securities are to be issued is agreed; or

(ii)	if the Equity Securities are not issued within 10 Trading Days of the date in paragraph 8.4(a)(i) above, the date on which the Equity Securities are issued.

(b)
If Resolution 11 is approved by Shareholders and the Company issues Equity Securities under the 10% Placement Facility, the existing Shareholders' voting power in the Company will be diluted as shown in the below table. There is a risk that:

(i)	the market price for the Company's Equity Securities may be significantly lower on the date of the issue of the Equity Securities than on the date of the Meeting; and

(ii)	the Equity Securities may be issued at a price that is at a discount to the market price for the Company's Equity Securities on the issue date,

which may have an effect on the amount of funds raised by the issue of the Equity Securities.

(c)
The below table shows the dilution of existing Shareholders on the basis of the current market price of Shares and the current number of ordinary securities for variable 'A' calculated in accordance with the formula in Listing Rule 7.1A(2) as at the date of the Notice.

(d)	The table also shows:

(i)
two examples where variable 'A' has increased, by 50% and 100%. Variable 'A' is based on the number of ordinary securities the Company has on issue. The number of ordinary securities on issue may increase as a result of issues of ordinary securities that do not require Shareholder approval (for example, a pro rata entitlements issue or scrip issued under a takeover offer) or future specific placements under Listing Rule 7.1 that are approved at a future Shareholders' meeting; and

(ii)	two examples of where the issue price of ordinary securities has decreased by 50% and increased by 100% as against the current market price.

Variable 'A' in Listing Rule 7.1A.2		Dilution
		A$0.43 50% decrease in Issue Price	A$0.86 Issue Price	A$1.72 100% increase in Issue Price
Current Variable A 169,350,492 Shares	10% Voting Dilution	16,935,049 Shares	16,935,049 Shares	16,935,049 Shares
	Funds raised	A$7,282,071	A$14,564,142	A$29,128,284
50% increase in current Variable A	10% Voting Dilution	25,402,574 Shares	25,402,574 Shares	25,402,574 Shares

Dilution
Variable 'A' in Listing Rule 7.1A.2		A$0.43 50% decrease in Issue Price	A$0.86 Issue Price	A$1.72 100% increase in Issue Price
254,025,738 Shares	Funds raised	A$10,923,107	A$21,846,214	A$43,692,427
100% increase in current Variable A 338,700,984 Shares	10% Voting Dilution	33,870,098 Shares	33,870,098 Shares	33,870,098 Shares
	Funds raised	A$14,564,142	A$29,128,284	A$58,256,569

The table has been prepared on the following assumptions:

(i)	The Company issues the maximum number of Equity Securities available under the 10% Placement Facility.

(ii)	No options (including any options issued under the 10% Placement Facility) are exercised into Shares before the date of the issue of the Equity Securities.

(iii)	The 10% voting dilution reflects the aggregate percentage dilution against the issued share capital at the time of issue. This is why the voting dilution is shown in each example as 10%.

(iv)
The table does not show an example of dilution that may be caused to a particular Shareholder by reason of placements under the 10% Placement Facility, based on that Shareholder's holding at the date of the Meeting.

(v)	The table shows only the effect of issues of Equity Securities under Listing Rule 7.1A, not under the 15% placement capacity under Listing Rule 7.1.

(vi)	The issue of Equity Securities under the 10% Placement Facility consists only of Shares.

(vii)	The issue price is A$0.86, being the closing price of the Shares on ASX on 6 October 2022.

(e)
The Company will only issue the Equity Securities during the 10% Placement Period. The approval under Resolution 11 for the issue of the Equity Securities will cease to be valid in the event that Shareholders approve a transaction under Listing Rule 11.1.2 (a significant change to the nature or scale of activities or Listing Rule 11.2 (disposal of main undertaking).

(f)
The Company intends to issue the funds received for the continued acceleration of the scale- up and commercialisation of IperionX’s titanium metal and metal powder technologies and for the advancement of IperionX’s critical mineral project located in Tennessee, United States, and general working capital.

(g)	The Company will comply with the disclosure obligations under Listing Rules 7.1A(4) and 3.10.3 upon issue of any Equity Securities.

(h)
The Company's allocation policy is dependent on the prevailing market conditions at the time of any proposed issue pursuant to the 10% Placement Facility. The identity of the subscribers of Equity Securities will be determined on a case-by-case basis having regard to the factors including but not limited to the following:

(i)	the methods of raising funds that are available to the Company, including but not limited to, rights issue or other issue in which existing security holders can participate;

(ii)	the effect of the issue of the Equity Securities on the control of the Company;

(iii)	the financial situation and solvency of the Company; and

(iv)	advice from corporate, financial and broking advisers (if applicable).

(i)
The subscribers under the 10% Placement Facility have not been determined as at the date of the Notice but may include existing substantial Shareholders and/or new Shareholders who are not a related party or an associate of a related party of the Company.

(j)	The Company previously obtained Shareholder approval under Listing Rule 7.1A at is annual general meeting held on 25 November 2021.

(k)	In the 12 months preceding the date of the Meeting the Company issued a total of 14,060,049 Equity Securities under Listing Rule 7.1A which represents 10.1% of the total number of Equity

Securities on issue the date which is 12 months preceding the date of the Meeting. Details of each issue of Equity Securities under Listing Rule 7.1A by the Company during the 12 months preceding the date of the Meeting are set out below.

Date of issue	Number of Shares	Recipient of Shares	Issue price and details of any discount to market price1 (if applicable)	Consideration, use of funds and current value2 as at the date of this Notice
14 September 2022	14,060,049
Institutional, sophisticated and professional investors identified through a bookbuild process, which involved Ord Minnett Limited and B. Riley Securities, Inc., in consultation with the Company seeking expressions of interest to participate in the Placement from non- related parties of the Company
			Issue price of A$0.80 per Share, representing a 6.4% discount to last close
To continue the scale- up and commercialization of IperionX’s titanium metal technologies and to continue the development of IperionX’s critical minerals project located in Tennessee, and for general working capital.

Current value: A$12,091,642

Notes:

[1]
"Market Price" means the closing price on ASX (excluding special crossings, overnight sales and exchange traded option exercises). For the purposes of this table the discount is calculated on the Market Price on the last trading day on which a sale was recorded prior to the date of issue of the relevant Equity Securities.

[2]	In respect of quoted Equity Securities the current value is based on the closing price of the Shares (A$0.86) on ASX on 6 October 2022.

(l)	A voting exclusion statement is included in the Notice for Resolution 11.

(m)
At the date of the Notice, the Company has not approached any particular existing Shareholder or security holder or an identifiable class of existing security holder to participate in the issue of the Equity Securities. No existing Shareholder's votes will therefore be excluded under the voting exclusion in the Notice.

9	Resolution 12 – Spill Resolution (Conditional Resolution)

9.1	General

As discussed above at Resolution 1, in accordance with section 250V of the Corporations Act, if the Remuneration Report receives a 'no' vote of 25% or more (Strike) at two consecutive annual general meetings, the Company must put to vote at the second annual general meeting a resolution (Spill Resolution) on whether all Directors (other than the managing director) who were in office at the date of approval of the applicable Directors' Report must stand for re-election.

The Company's Remuneration Report received a Strike at the 2021 AGM meeting. If Resolution 1 receives a 'no' vote of 25% or more at the Meeting, this will constitute a second Strike and Resolution 12 will be voted on.

If more than 50% of Shareholders vote in favour of the Spill Resolution, the Company must convene another general meeting within 90 days of the Meeting (Spill Meeting). All of the Company's Directors who were in office when the resolution to approve the Directors' Report for the financial year ended 30 June 2021 was passed other than the managing director of the Company (Spilled Directors) will cease to hold office immediately before the end of the Spill Meeting, but may stand for reappointment. Shareholders will vote on the reappointment of Spilled Directors and/or election of new Directors at the Spill Meeting.

In accordance with section 250X of the Corporations Act, if there would be fewer than 3 Directors after the Spill Meeting, two positions will be filled by Directors or Spilled Directors who have the highest percentage of votes favouring appointment.

Resolution 12 is an ordinary resolution.

The Chairperson intends to exercise all available proxies against Resolution 12.

If the Chairperson is appointed as your proxy and you have not specified the way the Chairperson is to vote on Resolution 12, by signing and returning the Proxy Form, you are considered to have provided the Chairperson with an express authorisation for the Chairperson to vote the proxy in accordance with the Chairperson's intention, even though the Resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel.

A voting exclusion statement is included in the Notice for Resolution 12.

9.2	Board Recommendation

The Board recommends that Shareholders vote ‘AGAINST’ this Resolution 12.

Schedule 1

Definitions

In the Notice and this Explanatory Memorandum, words importing the singular include the plural and vice versa.

A$ means Australian Dollars.

10% Placement Facility has the meaning given in Section 8.1.

10% Placement Period has the meaning given in Section 8.2

15% Placement Capacity has the meaning given in Section 8.2.

Annual Report means the Directors' Report, the Financial Report and the Auditor's Report in respect to the financial year ended 30 June 2021.

ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited (ACN 008 624 691) and, where the context permits, the Australian Securities Exchange operated by ASX.

AWST means Australian Western Standard Time, being the time in Perth, Western Australia.

Auditor's Report means the auditor's report on the Financial Report.

Board means the board of Directors.

Chairman means the person appointed to chair the Meeting, or any part of the Meeting, convened by the Notice.

Closely Related Party means:

(a)	a spouse or child of the member; or

(b)	has the meaning given in section 9 of the Corporations Act.

Company means IperionX Limited (ACN 618 935 372).

Constitution means the constitution of the Company as at the commencement of the Meeting.

Corporations Act means the Corporations Act 2001 (Cth).

Director means a director of the Company.

Directors' Report means the annual directors' report prepared under chapter 2M of the Corporations Act for the Company and its controlled entities.

Equity Security has the same meaning as in the Listing Rules.

Explanatory Memorandum means the explanatory memorandum which forms part of the Notice.

Financial Report means the annual financial report prepared under chapter 2M of the Corporations Act of the Company and its controlled entities.

Key Management Personnel means persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any Director (whether executive or otherwise) of the Company.

Listing Rules means the listing rules of ASX.

Managing Director means the managing director of the Company.

Meeting has the meaning in the introductory paragraph of the Notice.

Non-Executive Directors has the meaning given in Section 6.1.

Notice means the notice of meeting which comprises of the notice, agenda, Explanatory Memorandum and Proxy Form.

Option means an option which entitles the holder to subscribe for a Share in the capital of the Company.

Proxy Form means the proxy form attached to the Notice.

Related Body Corporate has the meaning given in section 9 of the Corporations Act.

Remuneration Report means the remuneration report of the Company contained in the Directors' Report.

Resolution means a resolution contained in the Notice.

RSU means an unquoted restricted stock unit that converts into a Share in the capital of the Company.

Schedule means a schedule to this Explanatory Memorandum or the New Constitution (as applicable).

Section means a section of this Explanatory Memorandum.

Security means a security in the Company.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a shareholder of the Company.

Strike means a 'no' vote of 25% or more on the resolution approving the Remuneration Report.

Trading Day means a day determined by ASX to be a trading day in accordance with the Listing Rules.

US$ means United States Dollars.

VWAP means volume weighted average price.

WST means Australian Western Standard Time, being the time in Perth, Western Australia

Schedule 2

Terms and Conditions of Options

Entitlement

1.1	Each Option entitles the holder (Holder) to subscribe for, or to be transferred, one Share on payment of the Exercise Price to the Company and satisfaction of the Vesting Condition.

Number of Options, Exercise Price and Expiry Date

1.2	The number of Options and Expiry Date for each are as follows:

Holder	Number of Options	Exercise Price	Expiry Date
Ms Lorraine Martin	106,093	A$0.87	4 years from date of issue
Ms Melissa Waller	106,093	A$0.87	4 years from date of issue
Ms Beverly Wyse	106,093	A$0.87	4 years from date of issue
Mr Vaughn Taylor	106,093	A$0.87	4 years from date of issue

1.3
Subject to the satisfaction of the Vesting Conditions (described below), each Option is exercisable at any time prior to the Expiry Date (Exercise Period). After this time, any unexercised Options will automatically lapse.

Conditions for Vesting and Exercise

1.4	Subject to the Holder's continuous service to the Company at the applicable vesting date:

(a)	one third of the Options issued to the Holder will vest one year from the date of issue;

(b)	one third of the Options issued to the Holder will vest two years from the date of issue; and

(c)	one third of the Options issued to the Holder will vest three years from the date of issue, (each a Vesting Condition).

1.5	If

(a)
the Holder is either removed as a director of the Company, or is not re-elected as a director of the Company after having notified the Board of her willingness to be re-elected, in either case for any reason other than the Holder having become disqualified or prohibited by law from being or acting as a director or from being involved in the management of a company; or

(b)
the Holder resigns as a director of the Company as a result of the Company’s breach of any of the terms of Holder’s letter of appointment as a director, or failure to obtain the necessary approvals for any annual grant of Options; or

(c)	the Holder dies or resigns as a director of the Company as a result of Holder’s total and permanent disablement,

(each a Qualifying Termination), then subject to the Company obtaining the approval of shareholders of the Company pursuant to the Corporations Act, all Options that would have vested within one year after the Qualifying Termination shall vest on the date of the Qualifying Termination, and the Qualifying Termination shall be considered a Vesting Condition with respect to such Options.

1.6	Options will only vest and be exercisable if the applicable Vesting Conditions have been satisfied prior to the Expiry Date or waived by the Board.

Method of Exercise

1.7
Subject to clause 1.8, each Option is exercisable by the Holder within the Exercise Period, subject to the Holder delivering to the registered office of the Company or such other address as determined by the Board of:

(a)	a signed notice of exercise for the relevant Options (Notice of Exercise);

(b)
subject to the cashless exercise option, a cheque or cash or such other form of payment determined by the Board in its sole and absolute discretion as satisfactory for the amount of the Exercise Price; and

1.8
If on the date the Company receives a Notice of Exercise the Company is in possession of excluded information (as defined in section 708A(7) of the Corporations Act) (if any), then the exercise of the Option is deemed to occur on the later of:

(a)	the time the Holder satisfies the requirements of clause 1.7; and

(b)	when excluded information in respect of the Company (as defined in section 708A(7) of the Corporations Act) (if any) ceases to be excluded information.

For the avoidance of doubt, if the Company is not in possession of excluded information on the date the Notice of Exercise is received, the relevant date of exercise of the Options will be the date the Holder satisfies the requirements of clause 1.7.

No Issue Unless Cleared Funds

1.9
Where a cheque is presented as payment of the Exercise Price on the exercise of Options, the Company will not, unless otherwise determined by the Board, allot and issue or transfer Shares until after any cheque delivered in payment of the Exercise Price has been cleared by the banking system.

Cashless Exercise of Options

1.10
Subject to clause 1.11, a Holder may elect to pay the Exercise Price for each Option by setting off the total Exercise Price against the number of Shares which they are entitled to receive upon exercise (Cashless Exercise Facility). By using the Cashless Exercise Facility, the holder will receive Shares to the value of the surplus after the Exercise Price has been set off.

1.11
If the Holder elects to use the Cashless Exercise Facility, the Holder will only be issued that number of Shares (rounded down to the nearest whole number) as is equal in value to the difference between the total Exercise Price otherwise payable for the Options on the Options being exercised and the then market value of the Shares at the time of exercise calculated in accordance with the following formula:

S = O x (MSP - EP)
MSP

Where:

S = Number of Shares to be issued on exercise of the Options O = Number the Options being exercised

MSP = Market value of the Shares calculated using the volume weighted average of the Shares on ASX for the 5 trading days immediately prior to (and excluding) the date of the Notice of Exercise

EP = Exercise Price

1.12
If the difference between the total Exercise Price otherwise payable for the Options on the Options being exercised and the then market value of the Shares at the time of exercise (calculated in accordance with clause 1.11) is zero or negative, then a Holder will not be entitled to use the Cashless Exercise Facility.

Minimum Exercise

1.13	Options must be exercised in multiples of one hundred (100) unless fewer than one hundred (100) Options are held by a Holder or the Board otherwise agrees.

Actions on Exercise

1.14	Following the exercise of Options:

(a)	the Options will automatically lapse; and

(b)	the Company will allot and issue, or transfer, the number of Shares for which the Holder is entitled to subscribe for or acquire through the exercise of the Options.

Timing of the Issue of Shares on Exercise and Quotation

1.15	The Company must within five (5) business days the exercise of the Option:

(a)	allot and issue the Shares pursuant to the exercise of the Options;

(b)
as soon as reasonably practicable and if required, give ASX a notice that complies with section 708A(5)(e) of the Corporations Act, or, if the Company is unable to issue such a notice, lodge with ASIC a prospectus prepared in accordance with the Corporations Act and do all such things necessary to satisfy section 708A(11) of the Corporations Act to ensure that an offer for sale of the Shares does not require disclosure to investors; and

(c)	apply for official quotation on ASX of Shares issued pursuant to the exercise of the Options.

1.16
Notwithstanding clause 1.15 above, solely with respect to Holders who are not U.S. residents or to the extent such does not otherwise violate Code Section 409A, the Company’s obligation pursuant to clause 1.15(a) shall be postponed if such Holder at any time after the delivery of a Notice of Exercise and payment of the Exercise Price for each Option being exercised (if applicable) elects for the Shares to be issued to be subject to a holding lock for a period of twelve (12) months. Following any such election:

(a)	the Shares to be issued or transferred will be held by such Holder on the Company's issuer sponsored sub-register (and not in a CHESS sponsored holding);

(b)	the Company will apply a holding lock on the Shares to be issued or transferred and such Holder is taken to have agreed to that application of that holding lock;

(c)	the Company shall release the holding lock on the Shares on the earlier to occur of:

(i)	the date that is twelve (12) months from the date of issue of the Share; or

(ii)	the date the Company issues a disclosure document that qualifies the Shares for trading in accordance with section 708A(11) of the Corporations Act; or

(iii)	the date a transfer of the Shares occurs pursuant to clause 1.16(d) of these terms and conditions; and

(d)
Shares shall be transferable by such Holder and the holding lock will be lifted provided that the transfer of the Share complies with section 707(3) of the Corporations Act and, if requested by the Company, the transferee of the Shares agrees by way of a deed poll in favour of the Company to the holding lock applying to the Shares following its transfer for the balance of the period in clause 1.16(c)(i).

Shares Issued on Exercise

1.17	Shares issued on the exercise of the Options rank equally with all existing Shares.

Quotation of the Shares Issued on Exercise

1.18	If admitted to the official list of ASX at the time, application will be made by the Company to ASX for quotation of the Shares issued upon the exercise of the Options.

Adjustment for Reorganisation

1.19
Subject to any applicable laws (including the ASX Listing Rules), the number of Options held by a Holder may, in the sole and absolute discretion of the Board, be determined to be such number as is appropriate and so that the Holder does not suffer any material detriment following any variation in the share capital of the Company arising from:

(a)	a reduction, subdivision or consolidation of share capital;

(b)	a reorganisation of share capital;

(c)	a distribution of assets in specie;

(d)	the payment of a dividend, otherwise than in the ordinary course, of an amount substantially in excess of the Company's normal distribution policy; or

(e)	any issue of ordinary shares or other equity securities or instruments which convert into ordinary shares by way of capitalisation of profits or reserves.

1.20
If there is any reorganisation of the issued share capital of the Company, the terms of Options and the rights of the Holder who holds such Options will be varied, including an adjustment to the number of Options and/or the Exercise Price applicable to Options, in accordance with the ASX Listing Rules that apply to the reorganisation at the time of the reorganisation.

1.21
Upon any adjustment being made, the Board will notify each Holder (or his or her legal personal representative where applicable) in writing, informing them of the number of Options held by the relevant Holder.

Holder in New Issues and Other Rights

1.22	A Holder who holds Options is not entitled to:

(a)	notice of, or to vote or attend at, a meeting of the Shareholders;

(b)	receive any dividends declared by the Company;

(c)	any right to a return of capital, whether in winding up of the Company, upon a reduction of capital in the Company or otherwise;

(d)	participate in any new issues of securities offered to Shareholders during the term of the Options; or

(e)	cash for the Options or any right to participate in surplus assets or profits of the Company on winding up, unless and until the Options are exercised and the Holder holds Shares.

Adjustment for Rights Issue

1.23
If the Company makes an issue of Shares pro rata to existing Shareholders (other than an issue in lieu of in satisfaction of dividends or by way of dividend reinvestment) the Exercise Price of an Option will be reduced according to the following formula:

New exercise price = O - (E[P-(S+D)] divided by N+1)

O =	the old Exercise Price of the Option.

E =	the number of underlying Shares into which one Option is exercisable.

P =	average market price per Share weighted by reference to volume of the underlying Shares during the five (5) trading days ending on the day before the ex rights date or ex entitlements date.

S =	the subscription price of a Share under the pro rata issue.

D =	the dividend due but not yet paid on the existing underlying Shares (except those to be issued under the pro rata issue).

N =	the number of Shares with rights or entitlements that must be held to receive a right to one new share.

Adjustment for Bonus Issue of Shares

1.24	If the Company makes a bonus issue of Shares or other securities to existing Shareholders (other than an issue in lieu or in satisfaction, of dividends or by way of dividend reinvestment):

(a)
the number of Shares which must be issued on the exercise of an Option will be increased by the number of Shares which the Holder would have received if the Holder had exercised the Option before the record date for the bonus issue; and

(b)	no change will be made to the Exercise Price.

Change of Control

1.25	For the purposes of these terms and conditions, a "Change of Control Event" occurs if:

(a)
the Company announces that its Shareholders have at a Court convened meeting of Shareholders voted in favour, by the necessary majority, of a proposed scheme of arrangement (excluding a merger by way of scheme of arrangement for the purposes of a corporate restructure (including change of domicile, or any reconstruction, consolidation, sub- division, reduction or return) of the issued capital of the Company) and the Court, by order, approves the scheme of arrangement;

(b)	a Takeover Bid (as defined in the Corporations Act):

(i)	is announced;

(ii)	has become unconditional; and

(iii)	the person making the Takeover Bid has a Relevant Interest (as defined in the Corporations Act) in fifty percent (50%) or more of the issued Shares;

(c)	any person acquires a Relevant Interest in fifty and one-tenth percent (50.1%) or more of the issued Shares by any other means; or

(d)
the announcement by the Company that a sale or transfer (in one transaction or a series of related transactions) of the whole or substantially the whole of the undertaking and business of the Company has been completed.

1.26	Where a Change of Control Event has (i) occurred or (ii) been announced by the Company and, in the opinion of the Board, will or is likely to occur:

(a)	a Holder may exercise any or all of their Options, regardless of whether the Vesting Conditions have been satisfied, provided that no Option will be capable of exercise later than the Expiry Date; and

(b)
if the Board has procured an offer for all holders of Options on like terms (having regard to the nature and value of the Options) to the terms proposed under the Change in Control Event and the Board has specified (in its absolute discretion) a period during which the holders of Options may elect to accept the offer and, if the holder has not so elected at the end of that offer period, the Options, if not exercised within 10 days of the end of that offer period, shall expire.

Quotation

1.27	The Company will not seek official quotation of any Options.

No Transfer of Options

1.28
Options may not be assigned, transferred, encumbered with a mortgage, charge, pledge, lien, encumbrance or other third party interest of any nature (Security Interest) in or over them, or otherwise disposed of by a Holder, unless:

(a)	the prior consent of the Board is obtained, which consent may impose such terms and conditions on such assignment, transfer, encumbrance with a Security Interest or disposal as the Board sees fit; or

(b)	such assignment or transfer occurs by force of law upon the death or total and permanent disablement of a Holder to the Holder's legal personal representative.

Options to be Recorded

1.29	Options will be recorded in the appropriate register of the Company

Schedule 3

Terms and Conditions of RSUs

Offer of RSUs

1.1
Each RSU confers an entitlement to the holder (Holder) to be provided with one fully paid ordinary Share of the Company (Share) at no cost, upon the satisfaction of the Vesting Conditions (described below) specified by the Board in relation to that RSU.

Number of RSUs and Expiry Date

1.2	The Number of RSUs and Expiry Date for each are as follows:

Holder	Number of Options	Expiry Date
Ms Lorraine Martin	106,093	4 years from date of issue
Ms Melissa Waller	106,093	4 years from date of issue
Ms Beverly Wyse	106,093	4 years from date of issue
Mr Vaughn Taylor	106,093	4 years from date of issue

Vesting Conditions

1.3	Subject to the Holder's continuous service to the Company at the applicable vesting date:

(a)	one third of the RSUs issued to the Holder will vest one year from the date of issue;

(b)	one third of the RSUs issued to the Holder will vest two years from the date of issue; and

(c)	one third of the RSUs issued to the Holder will vest three years from the date of issue, (each a Vesting Condition).

1.4	If

(a)
the Holder is either removed as a director of the Company, or is not re-elected as a director of the Company after having notified the Board of her willingness to be re-elected, in either case for any reason other than the Holder having become disqualified or prohibited by law from being or acting as a director or from being involved in the management of a company; or

(b)
the Holder resigns as a director of the Company as a result of the Company’s breach of any of the terms of Holder’s letter of appointment as a director, or failure to obtain the necessary approvals for any annual grant RSUs; or

(c)	the Holder dies or resigns as a director of the Company as a result of Holder’s total and permanent disablement,

(each a Qualifying Termination), then subject to the Company obtaining the approval of shareholders of the Company pursuant to the Corporations Act, then all RSUs that would have vested within one year after the Qualifying Termination shall vest on the date of the Qualifying Termination, and the Qualifying Termination shall be considered a Vesting Condition with respect to such RSUs.

1.5	RSUs will only vest and entitle the Holder to be issued Shares if the applicable Vesting Condition has been satisfied prior to the Expiry Date or waived by the Board.

Satisfaction of Vesting Condition

1.6
The Board will determine in its sole discretion whether (and, where applicable, to what extent) the Holder has satisfied the Vesting Conditions applicable to the RSUs. As soon as practicable after making that determination the Board must allot and issue, or transfer, the number of Shares for which the Holder is entitled to acquire upon satisfaction of the Vesting Conditions for the relevant number of RSUs held in accordance with clause 1.7.

Lapse of RSUs

1.7	The Expiry Date for each RSU will be as determined by the Board in its sole and absolute discretion.

1.8	Where RSUs have not satisfied the Vesting Condition prior to the Expiry Date, those RSUs will automatically lapse.

Timing of the Issue of Shares and Quotation

1.9	The Company must within twenty (20) business days after the later of the following:

(a)	the satisfaction of the Vesting Conditions applicable to the RSUs; and

(b)
when excluded information in respect of the Company (as defined in section 708A(7) of the Corporations Act) (if any) ceases to be excluded information, provided that in no event will the shares be issued to a Holder subject to Section 409A of the US Internal Revenue Code be issued later than March 15 of the year following the year that includes satisfaction of the Vesting Conditions. If there is no such information, the relevant date will be the date the relevant Vesting Conditions are satisfied pursuant to clause 1.4;

the Company will:

(c)	allot and issue the Shares pursuant to the vesting of the RSUs;

(d)
as soon as reasonably practicable and if required, give ASX a notice that complies with section 708A(5)(e) of the Corporations Act, or, if the Company is unable to issue such a notice, lodge with ASIC a prospectus prepared in accordance with the Corporations Act and do all such things necessary to satisfy section 708A(11) of the Corporations Act to ensure that an offer for sale of the Shares does not require disclosure to investors; and

(e)	apply for official quotation on ASX of Shares issued pursuant to the vesting of the RSUs.

1.10
Notwithstanding clause 1.7 above, solely with respect to Holders who are not U.S. residents or to the extent such does not otherwise violate Code Section 409A, the Company’s obligation to issue such Shares pursuant to clause 1.9(d) shall be postponed if such Holder at any time after the relevant Vesting Conditions are satisfied pursuant to clause 1.4 elects for the Shares to be issued to be subject to a holding lock for a period of twelve (12) months. Following any such election:

(a)	the Shares to be issued or transferred will be held by such Holder on the Company's issuer sponsored sub-register (and not in a CHESS sponsored holding);

(b)	the Company will apply a holding lock on the Shares to be issued or transferred and such Holder is taken to have agreed to that application of that holding lock;

(c)	the Company shall release the holding lock on the Shares on the earlier to occur of:

(i)	the date that is twelve (12) months from the date of issue of the Share; or

(ii)	the date the Company issues a disclosure document that qualifies the Shares for trading in accordance with section 708A(11) of the Corporations Act; or

(iii)	the date a transfer of the Shares occurs pursuant to clause 1.10(d) of these terms and conditions; and

(d)
Shares shall be transferable by such Holder and the holding lock will be lifted provided that the transfer of the Share complies with section 707(3) of the Corporations Act and, if requested by the Company, the transferee of the Shares agrees by way of a deed poll in favour of the Company to the holding lock applying to the Shares following its transfer for the balance of the period in clause 1.10(c).

Shares Issued

1.11	Shares issued on the satisfaction of the Vesting Conditions attaching to the RSUs rank equally with all existing Shares.

Quotation of the Shares Issued on Exercise

1.12	If admitted to the official list of ASX at the time, application will be made by the Company to ASX for quotation of the Shares issued upon the vesting of the RSUs.

Reorganisation

1.13
If there is any reorganisation of the issued share capital of the Company, the terms of RSUs and the rights of the Holder who holds such RSUs will be varied, including an adjustment to the number of RSUs, in accordance with the ASX Listing Rules that apply to the reorganisation at the time of the reorganisation.

Holder Rights

1.14	A Holder who holds RSUs is not entitled to:

(a)	notice of, or to vote or attend at, a meeting of the Shareholders; or

(b)	receive any dividends declared by the Company,

(c)	any right to a return of capital, whether in winding up of the Company, upon a reduction of capital in the Company or otherwise;

(d)	participate in any new issues of securities offered to Shareholders during the term of the RSUs, or

(e)	cash for the RSUs or any right to participate in surplus assets of profits of the Company on winding up, unless and until the RSUs are satisfied and the Holder holds Shares.

Pro Rata Issue of Securities

1.15
If during the term of any RSU, the Company makes a pro rata issue of securities to the Shareholders by way of a rights issue, a Holder shall not be entitled to participate in the rights issue in respect of any RSUs, only in respect of Shares issued in respect of vested RSUs.

1.16
A Holder will not be entitled to any adjustment to the number of Shares they are entitled to or adjustment to any Vesting Conditions which is based, in whole or in part, upon the Company’s share price, as a result of the Company undertaking a rights issue.

Adjustment for Bonus Issue

1.17
If, during the term of any RSU, securities are issued pro rata to Shareholders generally by way of bonus issue, the number of Shares to which the Holder is then entitled, shall be increased by that number of securities which the Holder would have been issued if the RSUs then held by the Holder were vested immediately prior to the record date for the bonus issue.

Change of Control

1.18	For the purposes of these terms and conditions, a "Change of Control Event" occurs if:

(a)
the Company announces that its Shareholders have at a Court convened meeting of Shareholders voted in favour, by the necessary majority, of a proposed scheme of arrangement (excluding a merger by way of scheme of arrangement for the purposes of a corporate restructure (including change of domicile, or any reconstruction, consolidation, sub- division, reduction or return) of the issued capital of the Company) and the Court, by order, approves the scheme of arrangement;

(b)	a Takeover Bid (as defined in the Corporations Act):

(i)	is announced;

(ii)	has become unconditional; and

(iii)	the person making the Takeover Bid has a Relevant Interest (as defined in the Corporations Act) in fifty percent (50%) or more of the issued Shares;

(c)	any person acquires a Relevant Interest in fifty and one-tenths percent (50.1%) or more of the issued Shares by any other means; or

(d)
the announcement by the Company that a sale or transfer (in one transaction or a series of related transactions) of the whole or substantially the whole of the undertaking and business of the Company has been completed.

1.19
Where a Change of Control Event has (i) occurred or (ii) been announced by the Company and, in the opinion of the Board, will or is likely to occur, all granted RSUs which have not yet vested or lapsed shall automatically and immediately vest, regardless of whether any Vesting Conditions have been satisfied.

Quotation

1.20	The Company will not seek official quotation of any RSUs.

RSUs Not Property

1.21	A Holder's RSUs are personal contractual rights granted to the Holder only and do not constitute any form of property.

No Transfer of RSUs

1.22
Unless otherwise determined by the Board, RSUs cannot be transferred to or vest in any person other than the Holder, provided that upon the death of the Holder, any shares that have not yet been issued with respect to vested RSUs (including RSUs that vest on the Holder’s death) shall be issued to the representative of the Holder’s estate.

IPERIONX

IperionX Limited | ACN 618 935 372

Proxy Voting Form

If you are attending the meeting in person, please bring this with you for Securityholder registration.

Holder Number:

Your proxy voting instruction must be received by **9.00am (AWST) on Wednesday, 23 November 2022**, being **not later than 48 hours** before the commencement of the Meeting. Any Proxy Voting instructions received after that time will not be valid for the scheduled Meeting.

SUBMIT YOUR PROXY VOTE ONLINE

Vote online at https://investor.automic.com.au/#/loginsah

Login & Click on 'Meetings'. Use the Holder Number as shown at the top of this Proxy Voting form.

- ✓ **Save Money:** help minimise unnecessary print and mail costs for the Company.
- ✓ **It's Quick and Secure:** provides you with greater privacy, eliminates any postal delays and the risk of potentially getting lost in transit.
- ✓ **Receive Vote Confirmation:** instant confirmation that your vote has been processed. It also allows you to amend your vote if required.

SUBMIT YOUR PROXY VOTE BY PAPER

Complete the form overleaf in accordance with the instructions set out below.

YOUR NAME AND ADDRESS

The name and address shown above is as it appears on the Company's share register. If this information is incorrect, and you have an Issuer Sponsored holding, you can update your address through the investor portal: **https://investor.automic.com.au/#/home** Shareholders sponsored by a broker should advise their broker of any changes.

STEP 1 – APPOINT A PROXY

If you wish to appoint someone other than the Chair of the Meeting as your proxy, please write the name of that Individual or body corporate. A proxy need not be a Shareholder of the Company. Otherwise if you leave this box blank, the Chair of the Meeting will be appointed as your proxy by default.

DEFAULT TO THE CHAIR OF THE MEETING

Any directed proxies that are not voted on a poll at the Meeting will default to the Chair of the Meeting, who is required to vote these proxies as directed. Any undirected proxies that default to the Chair of the Meeting will be voted according to the instructions set out in this Proxy Voting Form, including where the Resolutions are connected directly or indirectly with the remuneration of KMP.

STEP 2 - VOTES ON ITEMS OF BUSINESS

You may direct your proxy how to vote by marking one of the boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on the items of business, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

APPOINTMENT OF SECOND PROXY

You may appoint up to two proxies. If you appoint two proxies, you should complete two separate Proxy Voting Forms and specify the percentage or number each proxy may exercise. If you do not specify a percentage or number, each proxy may exercise half the votes. You must return both Proxy Voting Forms together. If you require an additional Proxy Voting Form, contact Automic Registry Services.

SIGNING INSTRUCTIONS

Individual: Where the holding is in one name, the Shareholder must sign.

Joint holding: Where the holding is in more than one name, all Shareholders should sign.

Power of attorney: If you have not already lodged the power of attorney with the registry, please attach a certified photocopy of the power of attorney to this Proxy Voting Form when you return it.

Companies: To be signed in accordance with your Constitution. Please sign in the appropriate box which indicates the office held by you.

Email Address: Please provide your email address in the space provided.

By providing your email address, you elect to receive all communications despatched by the Company electronically (where legally permissible) such as a Notice of Meeting, Proxy Voting Form and Annual Report via email.

CORPORATE REPRESENTATIVES

If a representative of the corporation is to attend the Meeting the appropriate 'Appointment of Corporate Representative' should be produced prior to admission. A form may be obtained from the Company's share registry online at https://automic.com.au.

Contact

Return your completed form

BY MAIL	IN PERSON	BY EMAIL
Automic GPO Box 5193 Sydney NSW 2001	Automic Level 5, 126 Phillip Street Sydney NSW 2000	meetings@automicgroup.com.au **BY FACSIMILE** +61 2 8583 3040

All enquiries to Automic

WEBSITE
https://automic.com.au/

PHONE
1300 288 664 (Within Australia)
+61 2 9698 5414 (Overseas)

AUTOMIC

STEP 1: Appoint Your Proxy

Complete and return this form as instructed only if you do not vote online

I/We being a Shareholder entitled to attend and vote at the Annual General Meeting of IperionX Limited, to be held at **9.00 am (AWST) on Friday, 25 November 2022 at Conference Room, Ground Floor, 28 The Esplanade, Perth WA 6000** hereby:

Appoint the Chairman of the Meeting (Chair) OR if you are not appointing the Chairman of the Meeting as your proxy, please write in the box provided below the name of the person or body corporate you are appointing as your proxy or failing the person so named or, if no person is named, the Chair, or the Chair's nominee, to vote in accordance with the following directions, or, if no directions have been given, and subject to the relevant laws as the proxy sees fit and at any adjournment thereof.

The Chair intends to vote undirected proxies in favour of Resolutions 1 - 11 and AGAINST on Resolution 12 in which the Chair is entitled to vote.

Unless indicated otherwise by ticking the "for"," against" or "abstain" box you will be authorising the Chair to vote in accordance with the Chair's voting intention.

AUTHORITY FOR CHAIR TO VOTE UNDIRECTED PROXIES ON REMUNERATION RELATED RESOLUTIONS

Where I/we have appointed the Chair as my/our proxy (or where the Chair becomes my/our proxy by default), I/we expressly authorise the Chair to exercise my/our proxy on Resolutions 1, 3 – 10 and 12 (except where I/we have indicated a different voting intention below) even though Resolutions 1, 3 – 10 and 12 are connected directly or indirectly with the remuneration of a member of the Key Management Personnel, which includes the Chair.

Resolutions	For	Against	Abstain
1. Remuneration Report			
2. Re-election of Mr Vaughn Taylor as Director			
3. Issue of Options to Non-Executive Director Ms Lorraine Martin			
4. Issue of Options to Non-Executive Director Mr Vaughn Taylor			
5. Issue of Options to Non-Executive Director Ms Melissa Waller			
6. Issue of Options to Non-Executive Director Ms Beverly Wyse			
7. Issue of RSUs to Non-Executive Director Ms Lorraine Martin			
8. Issue of RSUs to Non-Executive Director Mr Vaughn Taylor			
9. Issue of RSUs to Non-Executive Director Ms Melissa Waller			
10. Issue of RSUs to Non-Executive Director Ms Beverly Wyse			
11. Approval of 10% Placement Facility			

Board Recommendation: The Board recommends shareholders vote AGAINST Resolution 12.

Resolutions	For	Against	Abstain
12. Spill Resolution (Conditional Resolution)			

Please note: *If you mark the abstain box for a particular Resolution, you are directing your proxy not to vote on that Resolution on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.*

IPX

STEP 3: Sign Here + Contact Details

SIGNATURE OF SECURITYHOLDERS – THIS MUST BE COMPLETED

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director / Company Secretary

Contact Name:

Email Address:

Contact Daytime Telephone

Date (DD/MM/YY)

/ /

By providing your email address, you elect to receive all of your communications despatched by the Company electronically (where legally permissible).